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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.
(Name of Subject Company)

TESARO, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

881569107
(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.
Chief Executive Officer
TESARO, Inc.
1000 Winter Street
Waltham, Massachusetts 02451
(339) 970-0900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Asher M. Rubin William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Christopher D. Comeau Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company is TESARO, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1000 Winter Street, Waltham, MA 02451, and the telephone number of its principal executive offices is (339) 970-0900.

(b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (the "Shares"). As of December 10, 2018, there were 55,231,566 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b)   Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Adriatic Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware ("GSK LLC"), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all of the outstanding Shares at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Parent, GSK LLC and Purchaser with the Securities and Exchange Commission (the "SEC") on December 14, 2018. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m. Eastern Time on January 14, 2019, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) following (and including the day of) the commencement of the Offer, unless extended.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 3, 2018, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the "Merger Agreement"). The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered by the Company stockholders and not validly withdrawn prior to the expiration of the Offer, a number of Shares that, when added to the Shares already owned by Parent and its subsidiaries, would represent at least one share more than 50% of all Shares outstanding as of the consummation of the Offer (including (i) Shares issuable in respect of options of the Company that have satisfied all of the requirements for exercise and (ii) outstanding restricted or unrestricted stock units ("RSUs") which have vested, in each case, prior to the expiration of the Offer) (as calculated in accordance with the Merger Agreement) (the "Minimum Tender Condition"), (b) obtaining approvals or deemed approvals under applicable antitrust laws in Austria and Germany, and (c) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the "HSR Act"), having expired or been terminated.

        The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than (1) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the "Merger Consideration"). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the "Transactions." The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase.

        The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

        GSK LLC formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent are located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England and the executive offices of each of GSK LLC and Purchaser are located at 5 Crescent Drive, Philadelphia, PA 19112.

        For the reasons described below, the Company's Board of Directors (the "Company Board") supports the Transactions and recommends that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

        If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company's stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, GSK LLC, Purchaser or their respective executive officers, directors or affiliates.

(a)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

        The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

        Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company's stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options and Restricted Stock Units In Connection with the Offer and Merger

Treatment of Shares

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time. Each of Leon O. Moulder, Jr. and Mary Lynne Hedley, Ph.D. has agreed, solely in their respective capacities as stockholders of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire, to Purchaser in the Offer, as have New Enterprise Associates (which is affiliated with David M. Mott) and Kleiner Perkins (which is affiliated with Beth Seidenberg). See Item 3 below under the heading "Arrangements with Purchaser and Parent—Tender and Support Agreements."

        The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their

Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly owned by the Company's directors and executive officers as of December 10, 2018.

Name of Executive Officer or Director	Number of Shares		Cash Consideration for Shares ($)
Directors
David M. Mott	10,437,250	(1)	$782,793,750
Lawrence M. Alleva	29,902		$2,242,650
James O. Armitage, M.D.	1,500	(2)	$112,500
Earl M. (Duke) Collier, Jr.	2,090		$156,750
Garry A. Nicholson	1,671		$125,325
Pascale Witz	1,279		$95,925
Kavita Patel, M.D.	2,757		$206,775
Beth Seidenberg, M.D.	2,222,164	(3)	$166,662,300
Executive Officers
Leon O. Moulder, Jr.	1,039,664	(4)	$77,974,800
Mary Lynne Hedley, Ph.D.	578,567	(5)	$43,392,525
Timothy R. Pearson	6,211		$465,825
Grant C. Bogle	4,977	(6)	$373,275
Joseph L. Farmer	9,367	(6)	$702,525
Martin H. Huber, M.D.	12,206		$915,450
Orlando Oliveira	10,254		$769,050

(1)
This number includes 9,681,039 Shares held of record by New Enterprise Associates 13, L.P. ("NEA 13") and 739,516 Shares held of record by NEA 15 Opportunity Fund, L.P. ("NEA 15"). Mr. Mott is a general partner at New Enterprise Associates. NEA 13 and NEA 15 may be deemed to share voting and dispositive power over all of the Shares by virtue of their relationship as affiliated entities, whose control entities have overlapping individual controlling persons, and their control entities and overlapping control persons may also therefore be deemed to share voting and dispositive power over the Shares. This number also includes 1,333 Shares held directly by the David Mott Declaration of Trust dated March 31, 2001.

(2)
This number includes 1,500 Shares held by a family trust.

(3)
This number includes 1,736 Shares held by trusts of which Dr. Seidenberg and her spouse are co-trustees and her sons are beneficiaries, and 2,174,521 shares held directly by entities affiliated with Kleiner Perkins, where Dr. Seidenberg serves as General Partner, whose beneficial ownership Dr. Seidenberg disclaims except to the extent of her pecuniary interest therein, if any.

(4)
This number includes 5,000 Shares held directly by a trust of which Mr. Moulder is a trustee.

(5)
This number includes 563,569 Shares held directly by trusts of which Dr. Hedley is a trustee or co-trustee.

(6)
This number includes Shares to be purchased pursuant to the ESPP (as defined below).

Treatment of Company Stock Options

        Each option to acquire Shares, other than awards under the Company's 2012 Employee Stock Purchase Plan (the "ESPP") (each such option, a "Company Stock Option"), that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. Each Company

Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is less than the Merger Consideration will be cancelled, and, in exchange therefor, the former holder of such cancelled Company Stock Option will be entitled to receive (without interest) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (i) the total number of Shares subject to the unexercised portion of such Company Stock Option immediately prior to the Effective Time (determined after giving effect to the accelerated vesting described in the previous sentence) multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Company Stock Option. Each Company Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is greater than or equal to the Merger Consideration will be cancelled at the Effective Time, and the holder of such Company Stock Option will not be entitled to receive any payment in exchange for the cancellation of the Company Stock Option.

        The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options prior to the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company's directors and executive officers as of December 10, 2018. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options ($)	Total Cash Consideration for Company Stock Options in the Merger ($)
Directors
David M. Mott	42,000	$1,249,260	7,209	$202,645	$1,451,905
Lawrence M. Alleva	63,428	$2,714,614	7,209	$202,645	$2,917,259
James O. Armitage, M.D.	47,000	$1,194,560	7,209	$202,645	$1,397,205
Earl M. (Duke) Collier, Jr.	47,000	$1,691,060	7,209	$202,645	$1,893,705
Garry A. Nicholson	37,000	$688,510	7,209	$202,645	$891,155
Pascale Witz	0	$0	14,221	$399,752	$399,752
Kavita Patel, M.D.	16,000	$495,520	15,209	$450,405	$945,925
Beth Seidenberg, M.D.	42,000	$1,249,260	7,209	$202,645	$1,451,905
Executive Officers
Leon O. Moulder, Jr.	1,227,189	$68,974,410	111,397	$2,529,817	$71,504,226
Mary Lynne Hedley, Ph.D.	1,084,863	$61,861,834	90,604	$2,052,470	$63,914,304
Timothy R. Pearson	206,615	$8,117,206	40,339	$911,583	$9,028,789
Grant C. Bogle	81,303	$1,611,394	49,401	$1,034,326	$2,645,721
Joseph L. Farmer	98,803	$2,067,512	43,151	$951,576	$3,019,089
Martin H. Huber, M.D.	90,925	$2,083,257	59,017	$1,277,881	$3,361,139
Orlando Oliveira	63,282	$1,601,541	50,964	$1,171,010	$2,772,551

Treatment of Company Equity Awards Other than Company Stock Options

        Each equity award or right measured by the value of Shares (or pursuant to which Shares may be delivered) (including deferred units or similar rights or awards of non-employee directors), other than awards under the ESPP (collectively, "Company Equity Awards") that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. Each Company Equity Award, other than a Company Stock Option, that is outstanding immediately prior to the Effective Time will be cancelled, and the former holder of such cancelled Company Equity Award will be entitled, in exchange therefor, to receive (without interest) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (i) the total number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time (determined after giving effect to the accelerated vesting described in the previous sentence) multiplied by (ii) the Merger Consideration.

        The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her RSUs is set forth in the table below. This information is based on the number of RSUs held by the Company's directors and executive officers as of December 10, 2018.

Name of Executive Officer or Director	Number of RSUs	Cash Consideration for RSUs in the Merger ($)
Directors
David M. Mott	4,052	$303,900
Lawrence M. Alleva	4,052	$303,900
James O. Armitage, M.D.	4,052	$303,900
Earl M. (Duke) Collier, Jr.	4,052	$303,900
Garry A. Nicholson	4,052	$303,900
Pascale Witz	8,104	$607,800
Kavita Patel, M.D.	4,052	$303,900
Beth Seidenberg, M.D.	4,052	$303,900
Executive Officers
Leon O. Moulder, Jr.	85,007	$6,375,525
Mary Lynne Hedley, Ph.D.	69,248	$5,193,600
Timothy R. Pearson	31,379	$2,353,425
Grant C. Bogle	31,379	$2,353,425
Joseph L. Farmer	32,629	$2,447,175
Martin H. Huber, M.D.	37,174	$2,788,050
Orlando Oliveira	32,629	$2,447,175

        The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer and Merger as a result of the Company Equity Awards held by each director and executive officer as of December 10, 2018. The table does not include any payments the executive officers may be entitled to if his or her employment is terminated in connection with the Offer. Such payments are detailed below in the section entitled "Employment and Severance Agreements." Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Cash Consideration for Shares ($)(1)	Cash Consideration for Stock Options ($)	Cash Consideration for RSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
David M. Mott	$782,793,750	$1,451,905	$303,900	$784,549,555
Lawrence M. Alleva	$2,242,650	$2,917,259	$303,900	$5,463,809
James O. Armitage, M.D.	$112,500	$1,397,205	$303,900	$1,813,605
Earl M. (Duke) Collier, Jr.	$156,750	$1,893,705	$303,900	$2,354,355
Garry A. Nicholson	$125,325	$891,155	$303,900	$1,320,380
Pascale Witz	$95,925	$399,752	$607,800	$1,103,477
Kavita Patel, M.D.	$206,775	$945,925	$303,900	$1,456,600
Beth Seidenberg, M.D.	$166,662,300	$1,451,905	$303,900	$168,418,105
Executive Officers
Leon O. Moulder, Jr.	$77,974,800	$71,504,226	$6,375,525	$155,854,551
Mary Lynne Hedley, Ph.D.	$43,392,525	$63,914,304	$5,193,600	$112,500,429
Timothy R. Pearson	$465,825	$9,028,789	$2,353,425	$11,848,039
Grant C. Bogle	$373,275	$2,645,721	$2,353,425	$5,372,421
Joseph L. Farmer	$702,525	$3,019,089	$2,447,175	$6,168,789
Martin H. Huber, M.D.	$915,450	$3,361,139	$2,788,050	$7,064,639
Orlando Oliveira	$769,050	$2,772,551	$2,447,175	$5,988,776

(1)
See "Treatment of Shares" above for additional information.

Treatment of the Company's 2012 Employee Stock Purchase Plan

        The Merger Agreement provides that, as soon as practicable following the entering of the Merger Agreement by the Company, the Company will take all actions with respect to the ESPP that are necessary to provide that (i) with respect to the Purchase Period (as defined in the ESPP) in effect on December 3, 2018 ("Current Purchase Period"), no individual may enroll in the ESPP after December 3, 2018 with respect to such Current Purchase Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on December 3, 2018 for such Current Purchase Period and (ii) no new offering period shall be commenced under the ESPP after December 3, 2018 and prior to the Effective Time. If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company will take action to provide for an earlier exercise date (including for purposes of determining the Purchase Price (as defined in the ESPP) for the Current Purchase Period) (such earlier date, the "Early ESPP Exercise Date"). The Early ESPP Exercise Date will be as close to the Effective Time as is administratively practicable. The Company will suspend the commencement of any future Purchase Period (as defined in the ESPP) unless and until the Merger Agreement is terminated and will terminate the ESPP as of the Effective Time.

2019 Base Salary Increases

        On December 13, 2018, the Compensation Committee approved a broad-based increase in the annual base salaries of employees of the Company, which will take effect on January 1, 2019. Each affected employee, including Drs. Hedley and Huber and Messrs. Bogle and Oliveira, received a 3.5% increase in his or her base salary as compared to that in effect for 2018.

Employment and Severance Agreements

        The Company is currently a party to employment letter agreements with each of Leon O. Moulder, Jr., Mary Lynne Hedley, Ph.D., Timothy R. Pearson, Martin H. Huber, M.D., Orlando

Oliveira, Grant C. Bogle and Joseph L. Farmer. The employment letter agreements of the executive officers provide, if the executive officer's employment is terminated other than for "Cause" or if the executive officer resigns for "Good Reason" in connection with or within 12 months following a "Change in Control", for severance payments and compensation, consisting of (i) each executive officer's accrued benefits; (ii) in the case of Mr. Moulder, 21 months' base salary, in the case of Dr. Hedley, 18 months' base salary, in the case of Messrs. Pearson, Bogle, Farmer and Dr. Huber, 15 months' of base salary, and in the case of Mr. Oliveira, 12 months' base salary; (iii) in the case of Mr. Moulder, 150% of the target bonus for the year his employment terminates, and in the case of the other executives, 100% of the target bonus for the year his or her employment terminates, payable in a lump sum within 60 days after termination of employment; (iv) other than in the case of Mr. Oliveira, payment of a monthly COBRA coverage premium for the lesser of (a) in the case of Mr. Moulder and Dr. Hedley, 18 months following termination of employment, and in the case of Messrs. Pearson, Bogle, Farmer and Dr. Huber, 15 months following termination of employment, or (b) the period from termination until the date upon which the executive commences full-time employment or employment that provides such executive with eligibility for healthcare benefits substantially comparable to those provided by the Company; and (v) the immediate vesting of all of such executive's then outstanding and unvested equity awards. In the case of Mr. Oliveira, he is also generally entitled to a six-month notice period before his employment may be terminated, at which point he would also be entitled to a lump sum payment on the terms set forth above.

        Other than for Mr. Oliveira, if any of the payments or benefits received by any of the executive officers in connection with a "Change in Control" or termination of employment, whether received pursuant to the employment letter agreements or otherwise (referred to as "280G payments") constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and would be subject to the excise tax imposed by Section 4999 of the Code, then, pursuant to the terms of the employment letter agreements, such 280G payments will be reduced by the Company so that the executive will not be considered to have received a parachute payment, unless the executive would receive a greater after-tax amount by receiving all such 280G payments without reduction pursuant to the terms of the employment letter agreements.

        For further information with respect to each of the Company's named executive officer's employment letter agreements, see the information included in Item 8 under the heading "Additional Information—Golden Parachute Compensation" (which is hereby incorporated into this Item 3 by reference). For Messrs. Bogle and Farmer the estimated amount of their severance under their employment letter agreements described above, assuming that the Offer and the Merger were consummated on December 3, 2018 and that the executive officer's employment was terminated by the Company without "Cause" or the executive officer resigned for "Good Reason" on the same day, are $801,590 and $763,913, respectively. These amounts do not include the equity cash consideration amounts provided above and do not take into account the increase in Mr. Bogle's 2019 annual base salary, as described above.

Non-Employee Director Compensation

        For a description of the compensation earned by the Company's non-employee directors, reference is made to pages 16-18 of the 2018 Proxy Statement (under the heading "Non-Employee Director Compensation"), which is filed as Exhibit (e)(27) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Indemnification of Executive Officers and Directors

        Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company's Fourth Amended and Restated Certificate of Incorporation, as in effect on December 3, 2018 (the "Charter"), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company's Amended and Restated By-laws, as in effect on December 3, 2018 (the "Bylaws"), includes provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, the Company will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

        The Company has also entered into indemnification agreements ("Indemnification Agreements") with each of its directors and officers. These Indemnification Agreements may require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their status or activities as directors or officers, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. These Indemnification Agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

        The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation's certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Company's Charter and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six years from the Effective Time. The Merger Agreement also provides that from and after the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person's heirs, executors, or administrators, an "Indemnified Party"), against all obligations to pay a judgment, settlement, or penalty, and reasonable fees and expenses incurred in connection with any proceeding, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary, or agent of the Company or its subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time. The Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a "tail" policy under the current directors' and officers' liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions), which tail policy (i) will be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the premium for such tail policy may not be in excess of 300% of the last annual premium paid prior to the Effective Time. Parent will cause such tail policy to be maintained in full force and effect for its full term.

        The foregoing summary of the indemnification of executive officers and directors and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Forms of Indemnification Agreements, which are filed as Exhibits (e)(6), (e)(7), (e)(1), (e)(8), (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

        As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company's current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. However, Purchaser is in discussion with each of Drs. Hedley and Huber and Messrs. Bogle and Oliveira regarding employment and retention arrangements with Parent to be effective post-closing. Although it is possible that Parent may enter into such arrangements or other employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company's executive officers and certain other key employees, as of the date of this Schedule 14D-9, negotiations are ongoing and there can be no assurance that any parties will reach an agreement.

        In addition, under the Merger Agreement, the Company is permitted to establish a cash-based retention bonus pool in an aggregate amount of up to $42 million, from which awards may be allocated among the employees of the Company and its subsidiaries (excluding persons who are to enter into individual retention agreements with Parent) as determined by a steering committee (the "Steering Committee"), co-chaired by Dr. Hal Barron, Chief Scientific Officer and President, R&D of Parent, and Dr. Hedley, with reasonable restrictions on the multiples of base salary and target bonus to be established. Payments under the retention bonus pool will be contingent on (x) the occurrence of the closing of the Merger (the "Closing") and (y) the participant's continued employment for a period of time following the date of the Closing (the "Closing Date"), in each case, as determined by the Steering Committee. Awards under the retention bonus pool have not yet been determined or communicated. On December 13, 2018, the Compensation Committee approved an additional bonus pool in an aggregate amount of $1 million under which certain employees may receive payment on or prior to the Closing Date. Mr. Farmer is the only executive officer who has received an allocation from this additional bonus pool, and he has been allocated $200,000.

Effect of the Merger Agreement on Employee Benefits

        The Merger Agreement provides that for the period commencing at the Effective Time and ending December 31, 2019, Parent will cause the Surviving Corporation and each of its other subsidiaries to maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time (each, a "Current Employee") (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are at least as favorable as the benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company to the Current Employees as of immediately prior to the Effective Time.

        Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its subsidiaries prior to the Effective Time to be taken into account for all purposes under employee benefit plans of Parent, the Surviving Corporation, and its subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or the funding thereof with respect to the same period of service. In addition, Parent will, and will cause the Surviving Corporation and its subsidiaries, to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs; also provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or the funding thereof with respect to the same period of service.

Section 16 Matters

        The Company Board has adopted a resolution so that, to the extent permitted, the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

        The Compensation Committee of the Company Board has adopted resolutions to approve each agreement, arrangement or understanding that has been or will be entered into after January 1, 2018 and prior to the Acceptance Time (as defined below) by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and, to the extent any such agreement, arrangement or understanding is subsequently entered into, will adopt resolutions to approve each such agreement, arrangement or understanding as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act.

(b)   Arrangements with Purchaser and Parent.

Merger Agreement

        On December 3, 2018, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—"The Merger Agreement; Other

Agreements" and the description of the conditions of the Offer contained in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(a) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

        The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's or Parent's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The Company's stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company's stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

        The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

        On August 8, 2018, the Company and GSK LLC entered into a confidentiality agreement (the "Confidentiality Agreement"), which was subsequently amended on November 8, 2018. Under the terms of the Confidentiality Agreement, the Company and GSK LLC agreed not to (i) use any confidential information of the other party for any purpose other than to engage in discussions regarding a potential commercial or development relationship in connection with certain assets of the Company, including the potential for GSK LLC to make an equity investment in securities of the Company or (ii) disclose any such confidential information to any third party or to their employees, in each case, subject to certain exceptions. GSK LLC also agreed, among other things, to "standstill" provisions which became applicable on August 8, 2018 and terminated when the Company publicly announced the signing of the Merger Agreement on December 3, 2018.

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, as amended. The Confidentiality Agreement and the amendment thereto are filed as Exhibit (e)(3) and Exhibit (e)(4), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

        On November 23, 2018, the Company and Parent entered into a letter agreement (the "Exclusivity Agreement") with respect to exclusive discussions between Parent and the Company regarding a possible strategic business combination. Pursuant to the Exclusivity Agreement, among other things, the Company agreed, that the Company would not, and would cause its subsidiaries to not, and would instruct its representatives to not: a) initiate, solicit or knowingly encourage or knowingly facilitate the submission of any Alternative Transaction (as defined in the Exclusivity Agreement); (b) engage in negotiations with respect to any Alternative Transaction; or (c) provide any non-public information to any person or entity (other than Parent or a designee of Parent) in connection with any Alternative Transaction; until the earlier of (i) 11:59 p.m. Eastern Time on December 2, 2018, (ii) such earlier date on which Parent and the Company enters into a definitive written transaction agreement, (iii) such earlier date on which Parent notifies the Company that it is terminating all negotiations with respect to, or otherwise does not wish to proceed with, a transaction and (iv) such earlier date on which Parent makes a proposal in respect of a transaction that values the Shares at less than $75.00.

        This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

3-Way Non-Disclosure Agreement

        On November 15, 2018, the Company, GSK LLC, and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services ("ABPS") entered into a 3-Way Non-Disclosure Agreement (the "Non-Disclosure Agreement"). The Non-Disclosure Agreement was entered into for the purpose of allowing GSK LLC to engage in background due diligence with ABPS regarding its sterile cGMP fill/finish services. Under the terms of the Non-Disclosure Agreement, the Company, GSK LLC and ABPS agree not to disclose any confidential information of each of the other parties to any third party or to any of the Company, GSK LLC or ABPS's employees except to their representatives who have a specific need to know such information in order to advise for the stated purpose in the Non-Disclosure Agreement and who are bound by written obligations of confidentiality and restrictions on use that cover such confidential information.

        This summary of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the 3-Way Non-Disclosure Agreement, which is filed as Exhibit (e)(28) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

        On December 3, 2018, in connection with the execution and delivery of the Merger Agreement, each of Leon O. Moulder, Jr., Mary Lynne Hedley, Ph.D., New 15 Opportunity Fund, L.P., New Enterprise Associates 13, L.P. and Kleiner Perkins (collectively, the "Supporting Stockholders"), solely in their respective capacities as stockholders of the Company, entered into a tender and support agreement (collectively, the "Tender and Support Agreements") with Parent and Purchaser. The Supporting Stockholders collectively directly or indirectly own approximately 25.7% of the outstanding Shares as of December 10, 2018. The Tender and Support Agreement provides that, no later than ten (10) business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer all of the outstanding Shares beneficially owned by such Supporting Stockholder and any Shares subsequently acquired by such Supporting Stockholder (collectively, the "Subject Shares"). Each Supporting Stockholder agreed not to withdraw its Subject Shares unless its Tender and Support Agreement has been terminated. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of the Company, or any action by written consent, the applicable Support Stockholder will (i) vote or cause to be voted all of the Subject Shares against any offer or proposal made or renewed by anyone (other than Parent or Purchaser) that is structured to permit such person to acquire 25% or more of the beneficial ownership, voting power or consolidated total assets of the Company and (ii) vote all the Subject Shares against any action, agreement or transaction involving the Company that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement. The Tender and Support Agreements will terminate automatically upon the first to occur of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) the entry of Parent or Purchaser, without the prior written consent of the applicable Supporting Stockholder, into any amendment or modification of the Merger Agreement that (i) results in any decrease to the Offer Price or Merger Consideration or (ii) materially increases the obligations or liabilities of such Supporting Stockholder under its Tender and Support Agreement, or (d) the termination of the Tender and Support Agreement by written notice from Parent to such Supporting Stockholder.

        The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which is filed as Exhibit (e)(2) to this Schedule 14D-9, and incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

(a)   Recommendation of the Company Board.

        After consideration, including review of the terms and conditions of the Offer in consultation with the Company's management, as well as the Company's financial and legal advisors, the Company Board, by unanimous vote at a meeting on December 2, 2018, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, declared advisable and adopted the Merger Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

        Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        A joint press release, dated December 3, 2018, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b)   Background and Reasons for the Company Board's Recommendation.

Background of the Offer

        The Company Board and the Company's senior management have periodically reviewed and evaluated the Company's strategy and discussed strategic alternatives, valuation matters, and the state of the mergers and acquisitions market in the biopharmaceutical industry with its financial advisors. The Company also, from time to time, has received overtures from other biopharmaceutical companies expressing interest in potential business transactions and engaged in discussions with various parties regarding potential business transactions.

        In February 2017, in response to an overture from a large pharmaceutical company, after refreshing its view on the state of the mergers and acquisitions market in the biopharmaceutical industry, the Company Board determined to retain a financial advisor to assist it with consideration of strategic alternatives. At a Company Board meeting on February 23, 2017, the Company Board authorized the Company to retain Citigroup Global Markets Inc. ("Citi") to serve as its financial advisor as it evaluated the Company's strategy and various potential strategic alternatives, after considering its familiarity with the Company and its experience in biopharmaceutical mergers and acquisitions.

        On April 13, 2017, the Company entered into an engagement letter with Citi.

        From March 2017 through June 2017, Citi, on the Company's behalf and at the direction of the Company Board, contacted potential counterparties that the Company Board determined, with the assistance of Citi, were realistic potential acquirers in order to determine whether any of them might have interest in potentially acquiring the Company, and if so, at what valuation. During this time period, four potential acquirers, including the company which made the overture in February 2017, executed non-disclosure agreements with the Company. Each non-disclosure agreement contained standstill provisions that had either expired or terminated upon announcement of the Company entering into the Merger Agreement. Those potential acquirers performed due diligence on the Company. By the end of June 2017, this process concluded without the Company having entered into an acquisition transaction.

        Parent was not contacted as part of this process because neither the Company Board nor Citi considered Parent a likely acquirer of the Company at that time.

        During and after the conclusion of the 2017 process, the Company continued to execute on its business objectives.

        At a meeting of the Company Board on February 20 and 21, 2018, the Company Board discussed the Company's future cash needs to fund the Company's long-range plan, particularly in light of the change in anticipated VARUBI (rolapitant) ("VARUBI") revenue due to the decision of the Company in February 2018 to cease marketing and distribution of VARUBI IV in light of post-marketing reports of side effects experienced following the commercial introduction of VARUBI IV, and the Company's decision to pursue strategic alternatives for the VARUBI brand, including a sale of its VARUBI brand assets. Following such Company Board meeting, the Company began actively considering ways in which it could raise capital or decrease its expenses in an effort to address the Company future cash needs, including (1) a potential co-development/co-promote collaboration with respect to ZEJULA or other collaboration covering ZEJULA, (2) a potential synthetic royalty transaction, (3) the establishment of expense sharing arrangements for the Company's immuno-oncology pipeline outside of the United States and Europe, and (4) a potential issuance of debt or equity securities.

        Throughout 2018, the Company engaged in discussions with potential counterparties regarding the possibility of entering into a licensing arrangement for development and commercialization of certain of the Company's immuno-oncology based assets. The Company and other potential investors discussed a number of potential investment and licensing arrangements, including an arrangement pursuant to which the Company and investors would invest in a newly formed entity ("Newco"), and the Company would grant Newco an exclusive license to develop, manufacture and commercialize the Company's immuno-oncology assets in the People's Republic of China, the Hong Kong Special Administration Region, the Macau Special Administration Region and Taiwan. In exchange for the license, Newco would fund over $100 million of manufacturing and development costs associated with the Company's immuno-oncology assets over several years. We refer to the proposed licensing transactions considered by the Company with such investors as the "Chinese Newco License."

        On March 6, 2018, Dr. Mary Lynne Hedley, the Company's President, inquired of a representative of a large biopharmaceutical company, which we refer to as Party A, regarding whether Party A would be interested in exploring a potential co-development/co-promote collaboration with respect to ZEJULA. Party A had global expertise in oncology R&D and commercialization which made them an attractive potential partner. In late March and early April 2018, representatives of the Company and Party A engaged in preliminary discussions regarding a potential co-development/co-promote collaboration with respect to ZEJULA.

        On April 3, 2018, the Company and Party A entered into a non-disclosure agreement. The non-disclosure agreement contained standstill provisions that terminated upon announcement of the Company entering into the Merger Agreement.

        On April 10, 2018, Mr. Leon Moulder, the Company's Chief Executive Officer, and Dr. Hedley met with representatives of Party A to discuss potential terms for a co-development/co-promote collaboration with respect to ZEJULA, including the Company's expectations with respect to potential financial terms.

        On April 12, 2018, representatives of Party A contacted Mr. Moulder and Dr. Hedley and informed them that Party A was unwilling to meet the Company's financial expectations for a potential co-development/co-promote collaboration with respect to ZEJULA and that, as a result, Party A did not foresee the parties reaching an agreement.

        In furtherance of the Company Board's consideration of potential financing alternatives, on April 19, 2018, Mr. Moulder contacted a private equity investor, which we refer to as Party C, to request a discussion regarding a potential synthetic royalty financing pursuant to which Party C would provide the Company with financing in exchange for a royalty on sales of the Company's product candidates.

        On April 20, 2018, Mr. Moulder and representatives of Party C spoke by telephone to discuss a potential royalty financing transaction, and, on April 25, 2018, Mr. Moulder, Dr. Hedley and Ms. Allene Diaz, the Company's Senior Vice President, Global Commercial Development and Program Strategy, met with representatives of Party C to continue discussions regarding a potential royalty financing transaction.

        On May 1, 2018, representatives of the Company and Party A engaged in further discussions regarding a potential co-development/co-promote collaboration with respect to ZEJULA.

        On May 10, 2018, the Company Board held a board meeting, with members of the Company's management and representatives of Hogan Lovells US LLP ("Hogan Lovells"), counsel to the Company, present. At this board meeting, the Company Board discussed, among other things, the Company's first quarter financial results and annual operating plan, including cash balances and projected cash burn. Also at this Company Board meeting, the Company Board discussed the Company's recent business development activities, including discussion regarding the Chinese Newco License negotiations and the Company's proposed sale of its VARUBI brand assets.

        On May 22, 2018, Street Insider published an article speculating that the Company was in sale discussions with a large pharmaceutical company. Also on May 22, 2018, representatives of Party C contacted Mr. Moulder to indicate its preliminary interest in a potential acquisition of the Company. Mr. Moulder and representatives of Party C discussed this potential transaction on May 31, 2018. Party C never made a formal written proposal or indicated a value at which it proposed to acquire the Company.

        In May 2018, Dr. Hedley contacted representatives of a large biopharmaceutical company, which we refer to as Party X to determine whether it had any interest in discussing a potential co-development/co-promote with respect to ZEJULA. Party X and the Company were party to an existing non-disclosure agreement, which did not contain standstill provisions. In June and July 2018, representatives of the Company and Party X engaged in preliminary discussions regarding a potential co-development/co-promote with respect to ZEJULA.

        On June 5, 2018, Party A delivered to the Company a written outline for a co-development/co-promote collaboration with respect to ZEJULA, and representatives from the Company and Party A discussed the written outline provided by Party A.

        On June 9, 2018, the Company Board held a board meeting, with members of the Company's management and representatives of Hogan Lovells present. The Company Board discussed the process engaged in by the Company to evaluate strategic alternatives for its VARUBI asset and the terms of a proposed transaction with TerSera Therapeutics LLC ("TerSera") in connection with the acquisition of its VARUBI asset. Also at this Company Board meeting, Dr. Hedley and Mr. Moulder reviewed with the Company Board the Company's various other ongoing business development discussions. At the conclusion of this board meeting, the Company Board resolved to enter into an asset purchase agreement with TerSera to sell the Company's VARUBI assets in the United States and Canada.

        The Company entered into an agreement to sell to TerSera its rights to VARUBI in the United States and Canada in June 2018 for an initial purchase price of $40.0 million in cash, with $35.0 million paid at closing and an additional $5.0 million to be paid by January 12, 2020. The transaction closed in July 2018.

        On June 10, 2018, Dr. Hedley contacted Dr. Hal Barron, Parent's President, Pharmaceuticals Research & Development and Chief Scientific Officer, regarding the Company's interest in meeting with representatives of Parent to explore the possibility of a co-development/co-promote collaboration with respect to ZEJULA.

        Contemporaneously with its discussions with Party A and Parent regarding a potential co-development/co-promote collaboration with respect to ZEJULA, the Company continued to evaluate potential financing alternatives available to the Company to fund its long-range plan. In June and July 2018, the Company and Party C engaged in periodic discussions regarding a potential synthetic royalty financing, and the Company engaged in further discussions with other potential investors regarding the proposed Chinese Newco License arrangement.

        On July 12, 2018, Dr. Hedley spoke with Mr. Kevin Sin, Parent's Senior Vice President, Head of Worldwide Business Development, Pharmaceuticals Research & Development, regarding exploring a potential co-development/co-promote collaboration with respect to ZEJULA. Mr. Sin expressed Parent's interest in a potential co-development/co-promote collaboration with respect to ZEJULA as well as the Company's immuno-oncology product candidates.

        On July 20, 2018, representatives of the Company met with representatives of Party A to further discuss a potential co-development/co-promote collaboration with respect to ZEJULA, and Party A inquired whether the Company would be open to considering an acquisition of the Company. At this meeting, Dr. Hedley and Mr. Moulder informed Party A that the Company Board had not authorized them to explore a sale of the Company. Dr. Hedley and Mr. Moulder informed Party A that they would share any acquisition proposal made by Party A with the Company Board and that they expected that the Company Board would consider any transaction that could maximize value for the Company's stockholders.

        On July 23, 2018, the chief executive officer of Party A contacted Mr. Moulder to inform him that Party A had retained financial advisors, was considering making a significant strategic transaction proposal to the Company and would provide an update in August following its next board meeting.

        On August 1 and 2, 2018, the Company Board held a regularly-scheduled board meeting. At this board meeting, the Company Board discussed the Company's long-range strategic objectives and, in connection with that discussion, the Company Board discussed the Company's cash needs, potential financing alternatives and the Company's recent and upcoming discussions with third parties regarding potential strategic transactions. As a result of the Company's cash needs, the Company Board accepted the recommendation of the Company's management that certain projected expenses should be moderated to preserve cash unless the Company successfully executed on one or more transactions that raised capital or transferred expenditures to another party prior to the completion of the first fiscal quarter of 2019.

        On August 7 and 8, 2018, several members of the Company's management and representatives of Party A continued discussions regarding a potential co-development/co-promote collaboration with respect to ZEJULA.

        On August 8, 2018, the Company and Parent entered into a confidentiality agreement. The confidentiality agreement contained standstill provisions that terminated upon announcement of the Company entering into the Merger Agreement.

        On August 9, 2018, Mr. Moulder and, on August 12, 2018, Mr. Moulder and Dr. Hedley, met with representatives of Party C to discuss the suggestion of Party C that the Company consider a potential business combination transaction with a third party biopharmaceutical company identified by Party C, who we refer to as Party D. Also present at the August 12 meeting was Party C's financial advisor.

        On August 14, 2018, several members of the Company's management, including Dr. Hedley, met with certain representatives of Parent, including Mr. Sin. At this meeting, members of the Company's management that attended the meeting discussed the Company's strategy with respect to the development and commercialization of ZEJULA as well as the Company's immuno-oncology pipeline product candidates, and the representatives of Parent present outlined Parent's vision and strategy in oncology.

        On August 15, 2018, Mr. Moulder and the chief executive officer of Party A met for dinner in New York. The chief executive officer of Party A reiterated that at that time Party A would not be submitting a proposal to acquire the Company, but that Party A remained interested in a strategic transaction with the Company.

        The Company entered into a non-disclosure agreement with Party C and a nondisclosure agreement with the financial advisor of Party C on August 20 and August 18, 2018, respectively. The non-disclosure agreements did not contain standstill provisions.

        On August 20, 2018, the Company hosted representatives of Party A at the Company's Waltham headquarters to discuss a potential co-development/co-promote collaboration with respect to ZEJULA and conduct due diligence. Subsequent to this meeting, the Company and Party A engaged in numerous due diligence activities and discussions concerning a possible co-development/co-promote collaboration with respect to ZEJULA.

        Also, on August 20, 2018, the Company hosted representatives of Party C at the Company's Waltham headquarters to discuss a potential synthetic royalty financing. Party C thereafter performed additional due diligence.

        On August 29, 2018, representatives of the Company and Party X met to further discuss a potential co-development/co-promote with respect to ZEJULA.

        On September 4, 2018, Mr. Moulder and a representative of Party C spoke by phone to further discuss Party C's interest in a potential synthetic royalty financing.

        On September 5, 2018, David Mott, Chairman of the Company Board, met with representatives of Party C to discuss the possibility of a business combination between the Company and Party D. The discussion included a high-level discussion of the possible strategic benefits of combining, potential synergies and anticipated capital requirements of a merged entity.

        On September 16, 2018, a representative of Party A informed Dr. Hedley that Party A planned to make a proposal for a co-development/co-promote collaboration with respect to ZEJULA in the coming days.

        On September 19, 2018, Party C provided the Company with a non-binding term sheet for a synthetic royalty transaction. The non-binding term sheet contemplated that Party C would provide the Company with $300 million of financing in exchange for royalties and milestone payments on the

Company's immuno-oncology assets, as well as an equity investment in the Company at a premium to the then trading price of the Company's common stock.

        On September 20, 2018, representatives of Party A held two conference calls, one with Mr. Moulder and another with Dr. Hedley, to discuss potential parameters for a co-development/co-promote collaboration with respect to ZEJULA.

        On September 3, 12, 17 and 24, 2018, Dr. Hedley and Dr. Barron, held a series of telephone conference calls during which Dr. Hedley and Dr. Barron discussed terms for a potential ZEJULA collaboration. During the conversation on the September 24, 2018, Dr. Hedley informed Dr. Barron that the Company was expecting to receive a proposal on or about September 26, 2018 from another pharmaceutical company for a commercial agreement involving ZEJULA, and that the Company Board had scheduled a board meeting on September 28, 2018 to evaluate such proposal. Dr. Hedley informed Dr. Barron that the Company Board would also evaluate at this Company Board meeting any proposal Parent put forth prior to the board meeting.

        On September 24, 2018, representatives of Citi contacted Simon Dingemans, Parent's Chief Financial Officer. They discussed whether the Company would be open to an acquisition proposal from Parent, given that prior discussions between the Company and Parent had focused on a co-development/co-promote collaboration with respect to ZEJULA.

        On September 28, 2018, Dr. Barron contacted Dr. Hedley to confirm that Parent continued to evaluate a potential transaction involving the Company.

        On September 28, 2018, the Company Board held a board meeting at which the Company Board discussed the Company's strategy and corporate development initiatives, as well as expected cash needs and the range of alternatives that the Company's management had been exploring to finance the Company, including the current status of the discussions that had been taking place with Parent and Party A. Representatives of Citi, Hogan Lovells and Ropes & Gray LLP ("Ropes & Gray"), strategic transaction counsel to the Company, which the Company had retained due to Ropes & Gray's experience with acquisition transactions in the pharmaceutical industry, participated in the Company Board meeting.

        At this Company Board meeting, Dr. Hedley reported to the other directors regarding the results of the efforts of the Company's management to contact other life sciences companies to gauge potential interest in a co-development/co-promote collaboration with respect to ZEJULA, including feedback from potential collaboration parties that had been contacted, including Parent and Party A. Parent, Party A and Party X each expressed interest in investigating the potential collaboration; Party A and Party X were working on collaboration proposals; and Parent was requesting guidance with respect to whether the Company would be open to an acquisition proposal. Dr. Hedley also identified for the Company Board three other potential counterparties that the Company Board could consider contacting regarding a potential co-development/co-promote collaboration, but who were less likely to be suitable partners due to their respective control of or involvement in programs that compete or overlap with those of the Company. To ensure that the Company Board had available to it a full range of potential available strategic options, the Company Board authorized the Company's management and Citi to inform Parent that the Company would consider an acquisition proposal. Also at the September 28, 2018 board meeting, the Company Board discussed potential financing options or avenues to reduce its expenditures, including the status of the proposed Chinese Newco License arrangement and the September 19 proposal from Party C for a synthetic royalty transaction. The Company Board also discussed whether to retain a second financial advisor to provide additional perspective on the Company's strategic alternatives. Following the September 28, 2018 board meeting, the Company Board directed the Company's management to contact Centerview Partners LLC ("Centerview") to act as a potential second financial advisor due to Centerview's role in several high-profile biotechnology transactions.

        On October 3, 2018, Mr. Moulder, Dr. Hedley and Mr. Mott met with the chairman of Party D to discuss a potential business combination.

        On October 4, 2018, Dr. Hedley inquired of Party A regarding the status of its proposal regarding a potential co-development/co-promote collaboration with respect to ZEJULA.

        On October 4, 2018, representatives of Citi and PJT Partners LP ("PJT"), financial advisor to Parent, spoke regarding the communications the Company had provided to Parent, including the timing and process associated with any potential acquisition proposal by Parent.

        Throughout late September and October 2018, the Company and Party C negotiated the terms of a potential synthetic royalty transaction.

        On October 5, 2018, Emma Walmsley, Parent's Chief Executive Officer, met with Mr. Moulder. At the meeting, Ms. Walmsley shared her perspective on Parent's strategy and how the Company would fit within that strategy. In addition, Ms. Walmsley emphasized the work Parent had completed to date and identified that Parent was in a position to come to an agreement quickly with the Company on a transaction, within 2-3 weeks if necessary. Ms. Walmsley informed Mr. Moulder that Parent would need to complete additional diligence prior to making an acquisition proposal.

        On October 5, 2018, Party X informed the Company that it was no longer interested in pursuing a potential co-development/co-promote collaboration with respect to ZEJULA.

        On October 10, 2018, management of the Company and representatives of Party A met at the Boston offices of Hogan Lovells to discuss due diligence matters and plans for a co-development/co-promote collaboration with respect to ZEJULA.

        On October 17, 2018, Mr. Moulder spoke with the head of strategy of a biotechnology company, which we refer to as Party E, to discuss Party E's interest in a co-development/co-promote collaboration with respect to ZEJULA, primarily outside of the United States. Substantive discussions with Party E did not progress further after this discussion.

        On October 19, 2018, Party A submitted a non-binding written proposal for a global collaboration for the development and commercialization of ZEJULA. The proposal provided, among other things, for total potential payments of $1.79 billion split between upfront payments and potential contingent milestone payments. In exchange, Party A and the Company would share certain commercialization profits and losses of ZEJULA, and the parties would share certain ZEJULA development expenses.

        At a board meeting held on October 20, 2018, the Company Board continued its discussion of the Company's recent developments and the current status of the discussions with various parties. The Company's management reviewed recent discussions with parties potentially interested in a co-development/co-promote collaboration with respect to ZEJULA, the final negotiated terms of the Chinese Newco License arrangement and the status of discussions with Parent regarding a potential acquisition of the Company. The Company Board authorized the Company's management to execute the Chinese Newco License arrangements at its discretion. The Company Board also further discussed the terms of the Party A proposal for a global collaboration involving ZEJULA, the status of the dialog with Parent and the financing options under consideration. The Company Board determined to authorize the Company's management and its financial advisors to reach out to other parties that the Board identified as potentially interested in a strategic transaction with the Company.

        On October 23, 2018, Dr. Hedley spoke with a representative of Party A to relay that Party A's proposal undervalued ZEJULA and to request that Party A submit a new proposal with improved economic terms.

        On October 24, 2018, Parent provided the Company with a non-binding written proposal to acquire the Company's outstanding common stock for $66 per Share in cash, subject to completion of Parent's due diligence. The letter also requested a three-week period of exclusivity for Parent to complete its due diligence and negotiate definitive transaction documentation.

        Following the October 20, 2018 meeting of the Company Board and pursuant to the Company Board's instruction, on October 25, 2018, Citi contacted seven life science companies regarding their potential interest in an acquisition of, or other strategic transaction involving, the Company. Several of the seven parties contacted had expressed a potential interest in a co-development/co-promote collaboration with respect to ZEJULA or an acquisition of the Company. After Citi contacted these seven companies, one company indicated that it was not interested in pursuing a transaction with the Company, and six other companies thereafter took further steps in varying degrees to evaluate the Company and a potential transaction. Each party who thereafter received non-public information, other than one party, which we refer to as Party B, was subject to an existing confidentiality agreement with the Company with standstill terms that fell-away upon announcement of the Company entering into the Merger Agreement. On October 30, 2018, the Company entered into an amendment to an existing confidentiality agreement with Party B, which confidentiality agreement contained standstill provisions that terminated upon announcement of the Company entering into the Merger Agreement.

        On October 29, 2018, Party A submitted a revised proposal for a co-development/co-promote collaboration with respect to ZEJULA. The revised proposal provided, among other things, for an up-front payment and potential contingent milestone payments totaling $2.34 billion. In exchange, Party A and the Company would share commercialization profits and losses of ZEJULA, and the parties would share certain ZEJULA development expenses.

        The Company informed Party A on October 29, 2018 that its proposal did not adequately value ZEJULA and suggested that Party A consider making a revised proposal with improved economics.

        On October 29, 2018, the Company Board met to consider the Company's strategic options, including the Parent's October 24 acquisition proposal, the latest proposal from Party A for a global co-development/co-promote collaboration with respect to ZEJULA, the ongoing Chinese Newco License arrangement discussions and the ongoing discussions with Party C regarding a synthetic royalty transaction. Representatives from Ropes & Gray, Hogan Lovells and Citi attended the Company Board meeting. At the request of Mr. Moulder, Citi updated the Company Board with the results of its outreach efforts to seven companies regarding their potential interest in an acquisition of, or other strategic transaction involving, the Company. Citi reported that of the seven companies that Citi contacted, one had immediately indicated that it was not interested and the others were in various stages of evaluating whether to make a proposal. Ropes & Gray advised the directors regarding their fiduciary duties in considering strategic alternatives. Mr. Timothy Pearson, the Company's Chief Financial Officer, reviewed efforts of the Company's management to refine the Company's long-range plan. Mr. Pearson noted that the Company's management was preparing two cases for consideration: a case based on assumptions with higher probabilities of achievement and another case with more conservative assumptions. Mr. Pearson reported that he anticipated that the Company's management would be in a position to present both sets of projections in November.

        The Company Board instructed Mr. Moulder to inform Parent that its proposal did not provide a basis to grant exclusivity, but the Company would be willing to provide Parent with additional non-public information that might support an increase in the financial terms of Parent's proposal. The Company Board agreed to await a further proposal from Party A before engaging in any further substantive discussions with Party A regarding a global co-development/co-promote collaboration with respect to ZEJULA. After representatives from Citi departed the board meeting, the Company Board considered and approved the retention of Citi to serve as the Company's lead financial advisor as well as the retention of Centerview to serve as a second financial advisor in connection with the Company's consideration of strategic alternatives.

        On the same day, Mr. Moulder contacted Ms. Walmsley to inform her of the Company Board's feedback on Parent's $66 per Share proposal.

        As of October 29, 2018, three of the seven companies contacted by Citi indicated to Citi that they were not interested in exploring a potential transaction with the Company.

        On October 31, 2018, in response to a request from one of the contacted companies, the Company conducted a due diligence call.

        Also, on October 31, 2018, the Company entered into a non-disclosure agreement with Centerview.

        Also on October 31, 2018, Mr. Moulder, Mr. Pearson and Joseph Farmer, Senior Vice President and General Counsel of the Company, and representatives of Party C met to further discuss the terms of a potential synthetic royalty financing, and Party C's prior indication that it might be interested in a potential acquisition of the Company.

        On November 5, 2018, certain members of the Company's senior management and representatives of Party A spoke by telephone to further discuss the terms of Party A's October 29 proposal for a global co-development/co-promote collaboration with respect to ZEJULA. Also on the same day, the Company conducted a due diligence call with Party B.

        On November 6 and 7, 2018, the Company's management conducted a two-day due diligence meeting with representatives of Parent at Ropes & Gray's Boston offices.

        Between November 5 and November 15, 2018, three additional companies previously contacted by Citi regarding a potential acquisition of the Company, including Party B, notified Centerview and/or Citi that such companies would not pursue a potential transaction with the Company.

        On November 7 and 8, 2018, the Company Board convened a regularly-scheduled Company Board meeting. Various members of the Company's management, along with representatives from Ropes & Gray, Hogan Lovells, Citi and Centerview attended the portion of the Company Board meeting at which the Company's financial projections were presented and discussed. Mr. Pearson presented the two sets of financial projections: the Case A Forecasts and the Case B Forecasts (see "Certain Company Management Forecasts"). Representatives from Citi updated the Company Board on activities to determine potential interest in a strategic transaction involving the Company, and Citi and Centerview each discussed a preliminary financial analyses of the Company, based in part upon the Case A Forecasts and the Case B Forecasts. Following these presentations, the Company Board discussed and considered the Company's capital requirements, potential business development and financing options, including the proposed synthetic royalty transaction with Party C, the Chinese Newco License, the Parent's October 24 acquisition proposal and a plan for continued engagement with Parent. At the conclusion of the discussion, the Company Board instructed Mr. Moulder to contact Parent to encourage Parent to find additional value.

        On November 12, 2018, Mr. Moulder contacted Mr. Dingemans by telephone and communicated that the Company Board deemed the proposal's value insufficient to warrant exclusivity or to proceed to final negotiations of a transaction, but did not provide guidance as to a price that would be acceptable to the Company Board. On November 15 and 17, 2018, a series of conversations occurred between representatives of the Company's financial advisors, on the one hand, and representatives of PJT, on the other hand, regarding the information the Company had provided Parent and financial terms for a possible acquisition of the Company.

        On November 16, 2018, Bloomberg News Wire published an article entitled "Cancer Drugmaker Tesaro is Said to Explore Potential Sale" speculating that the Company was considering a sale.

        On November 18, 2018, the Company received a revised written proposal from Parent. The new proposal contemplated Parent acquiring the Company's outstanding common stock for $69 per Share in cash and requested an exclusive negotiating period of two weeks to finalize due diligence and negotiate definitive documentation.

        Later that day, the Company Board met to consider the improved Parent proposal. Also present at the Company Board meeting were certain members of the Company's management and representatives of Ropes & Gray, Citi, Centerview and Hogan Lovells. The Company Board discussed the proposal and its financial advisors provided a summary of the financial terms of the proposal. The Company Board discussed the feedback provided and the valuation perspectives of the financial advisors, in light of the Forecasts. The Company Board discussed whether it would be advisable to grant Parent a period for exclusive negotiations. The Company Board determined that it would be willing to provide a period for exclusive negotiations if providing exclusivity could increase the price proposed by Parent. The Company Board also considered whether to provide Parent with valuation guidance. While the Company Board did not determine a value at which it would be willing to approve a sale of the Company, the Company Board determined that providing guidance on valuation expectations could facilitate moving Parent to a higher proposal, and the Company Board discussed the appropriate guidance to deliver.

        At the conclusion of the discussion, the Company Board instructed Mr. Moulder to inform Parent that its proposal continued to be inadequate to warrant exclusivity or to proceed toward final negotiation of a transaction. The Company Board also authorized Mr. Moulder to inform Parent that the Company could only consider granting a period for exclusive negotiations if Parent increased its acquisition proposal by 15% to 20%.

        On November 19, 2018, Mr. Moulder spoke with Mr. Dingemans by telephone to relay the Company Board's view of Parents $69 proposal, in particular that the Company Board deemed Parent's November 18 revised proposal as inadequate to proceed toward final negotiations. Mr. Moulder advised Mr. Dingemans that the Company could consider granting a period for exclusive negotiations if Parent increased the per Share price in Parent's acquisition proposal by an amount approaching 20%.

        On the same day, Mr. Moulder and Dr. Hedley and representatives of Party C met in New York, New York to further discuss the terms of an expanded synthetic royalty financing that would include ZEJULA and significantly increase the proceeds to the Company from such a financing.

        On November 21, 2018, representatives of Citi and Centerview, on the one hand, and representatives of PJT, on the other hand, discussed the feedback provided by Mr. Moulder in relation to the Company Board's perspectives on Parent's November 18 revised proposal.

        On November 21, 2018, Mr. Dingemans informed Mr. Moulder that $75 per Share in cash was Parent's "best and final offer" and that the $75 per Share final proposal was contingent upon the Company agreeing to negotiate exclusively with Parent through December 2. Later on November 21, the Company received from Parent an updated written proposal to acquire the Company at a price of $75 per Share in cash conditioned upon a period of exclusive negotiations.

        Later that same day, the Company Board met to discuss the $75 per Share proposal from Parent. Members of the Company's management, along with representatives from Ropes & Gray, Hogan Lovells, Citi and Centerview attended portions of the board meeting. Mr. Moulder reviewed the status of the Company's collaboration discussions over the prior several months, including the most recent discussions with Party A. Representatives from Citi reviewed the efforts to solicit interest in a strategic transaction from multiple biopharmaceutical companies, noting that each of the contacted parties had determined not to proceed, with the exception of the acquisition proposal from Parent and the co-development/co-promote proposal from Party A. The directors discussed and considered Parent's latest proposal, including the fact that it was conditioned on the Company and Parent entering into exclusive negotiations, and considered the $75 per Share cash offer price in the context of the Case A Forecasts and Case B Forecasts, the risks associated with each of the Case A Forecasts and the Case B Forecasts, and the preliminary financial analyses of Citi and Centerview. Ropes & Gray summarized the terms of a proposed merger agreement previously made available to the directors that could be used by the Company should it determine to pursue the possible transaction with Parent. Discussion regarding the draft agreement and plan of merger among the directors and a representative of Ropes & Gray followed, with a focus on the goal of closing certainty in any merger agreement. The Company Board and Ropes & Gray also discussed various other provisions of the draft merger agreement, including those relating to alternative proposals, regulatory considerations and employee compensation-related matters. Ropes & Gray then described the terms of a possible exclusivity letter, including that the exclusivity letter would preclude the Company from engaging with Party A during the exclusivity period. At the conclusion of the discussion, the Company Board determined to provide Parent with a period of exclusivity through midnight on December 2, 2018 to determine whether the Company and Parent could reach an agreement on final transaction terms, and to provide to Parent the draft agreement and plan of merger on substantially the terms presented to the Company Board.

        Following the meeting of the Company Board on November 21, 2018, Ropes & Gray distributed to Parent and Shearman & Sterling LLP ("Shearman & Sterling"), outside counsel to Parent, the draft agreement and plan of merger and an exclusivity letter providing that the Company would negotiate exclusively with Parent through midnight on December 2, 2018. Parent provided the Company with a revised draft of the exclusivity letter on the morning of November 23, 2018, and later that afternoon the Company and Parent executed the exclusivity letter.

        The Company and Centerview executed an engagement letter as of November 21, 2018 in respect of Centerview's advisory services to the Company.

        On November 25, 2018, Ropes & Gray provided to Shearman & Sterling and Parent a proposed form of tender and support agreement, pursuant to which certain stockholders would commit to tender their Shares in the proposed tender offer, as described in further detail under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—Tender and Support Agreements." Also on the same day, Shearman & Sterling delivered a proposed revised draft agreement and plan of merger to Ropes & Gray.

        Throughout the week of November 26, 2018, Ropes & Gray and Shearman & Sterling, at the direction of their respective clients, negotiated the terms of the agreement and plan of merger and the contents of the disclosure schedules to the agreement and plan of merger, and facilitated a negotiation of the form of tender and support agreement with the stockholders of the Company being asked to execute them. Among the topics negotiated were the Material Adverse Effect definition, the required level of efforts that Parent would commit to take to obtain regulatory approvals, the Company Board's ability to address a competing proposal and to change its recommendation, and the size of the break-up fee. Also during this week, Shearman & Sterling and Parent conducted and completed their confirmatory due diligence investigation of the Company.

        On the morning of December 2, 2018, the Compensation Committee of the Company Board met to consider the compensation matters related to a proposed transaction with Parent. Following such Company Board meeting, also on December 2, the Company Board met to consider a proposed transaction with Parent. Mr. Moulder summarized the status of discussions with Parent, and Ropes & Gray reviewed with the Company Board its fiduciary duties under Delaware law in connection with the proposed transaction. Representatives of each of Citi and Centerview reviewed for the Company Board their respective financial analysis of the $75.00 per Share cash offer price and described the methodologies underlying their financial analyses. Representatives of each of Citi and Centerview also orally rendered their respective opinions (which opinions were subsequently confirmed in writing) to the effect that, as of such date and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in their respective opinions, the consideration to be paid to the holders of Shares (other than as specified in such opinion) in the Offer and the Merger was fair, from a financial point of view, to the holders of the Shares. Ropes & Gray also presented to the Company Board the negotiated terms of the proposed agreement and plan of merger. The directors then discussed these matters and considered the reasons and factors described on pages 25-28. At the conclusion of these discussions, after consideration of the matters presented, the Company Board unanimously voted to approve the proposed transaction. The independent directors also considered the implications of the transaction on certain compensation arrangements between the Company and certain of its executives and employees, and Mr. Mott, Chair of the Compensation Committee of the Company Board, presented on the matters evaluated by the Compensation Committee at its earlier meeting.

        During the morning of December 3, 2018, a committee of the board of directors of Parent (the "Parent Board Committee") met to review and discuss the proposed transaction with the Company, and following such discussions, the Parent Board Committee, among other things, approved the proposed transaction with the Company and authorized Parent to enter into the Merger Agreement and each of the Tender and Support Agreements.

        Following such meeting and prior to the opening of the U.S. stock markets on December 3, 2018, the Company and Parent executed and delivered the Merger Agreement, and Parent and the Supporting Stockholders each executed and delivered the Tender and Support Agreements.

        On the morning of December 3, 2018, the Company and Parent publicly announced the transaction before the opening of trading on NASDAQ.

Reasons for the Recommendation of the Company Board

        The Company Board has reviewed and considered the Offer after consultation with certain members of the Company's senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser:

Reasons in favor of the proposed transaction:

  •
  Attractive Price.  The Company Board considered the all-cash Offer Price of $75.00 per share, taking into account the Company Board's familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, including near term liquidity concerns, and the relative certainty and liquidity of the all-cash consideration in the Offer and the Merger, and the Company Board's belief that the all-cash consideration in the Offer and the Merger is more favorable to the Company's stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence.

  •
  Substantial Premium.  The Company Board considered the current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including

  •
  a 110% premium to the 30 trading day volume weighted average price ("VWAP") for the Shares on December 2, 2018,

  •
  a 105% premium to the 60 trading day VWAP for the Shares on December 2, 2018, and

    •
    a 182% premium to the closing price of the Shares on November 15, 2018, the last full trading day prior to news reports that the Company was considering a potential transaction.

  •
  Competition.  The Company Board considered competitive considerations, including that well-financed pharmaceutical companies are marketing, or plan to market, PARP inhibitors that compete, or may in the future compete, with ZEJULA.

  •
  Costs and Risks Associated with Drug Development.  The Company Board considered the costs and risks associated with continuing the development of pipeline drug candidates or acquisition of other commercial or pipeline assets.

  •
  Capital Needs.  The Company Board considered the Company's near-term need for additional capital, the associated dilution that would be experienced by the Company's stockholders if the Company were to sell additional common equity to raise the needed capital at the Company's current trading price per Share, the incremental risk and dilution to the Company's stockholders if the Company were to sell additional convertible notes to raise the needed capital at the Company's current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a royalty monetization transaction or sell or sell rights or interests in ZEJULA or the Company's product candidates to raise the needed capital.

  •
  IP Risks.  The Company Board considered the risk that ZEJULA or a competitor's product might lose patent protection, resulting in a deleterious impact on the Company's ability to capture attractive pricing for its lead product.

  •
  Risk of Clinical Trial Failure.  The Company Board considered the that clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company's product candidates and the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally.

  •
  Risks Associated with Regulatory Processes.  The Company Board considered the risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company's products, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval.

  •
  Results of Market Check Process.  The Company Board considered the fact that representatives of the Company, Citi and Centerview contacted seven potential counterparties, each of which (other than Parent) ultimately declined to submit a proposal to acquire the Company.

  •
  Potentially Limited Period of Opportunity.  The Company Board considered the timing of the Transaction and the risk that if the Company did not accept the Parent offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity.

  •
  Low Likelihood of Regulatory Impediment.  The Company Board considered the belief of the Company Board that an acquisition by Parent has a low risk of failing to close due to antitrust laws and the associated clearance processes, along with Parent's commitment to take reasonable best efforts to obtain clearance under all applicable antitrust laws.

  •
  High Likelihood of Closing.  The Company Board considered its belief that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited and, (ii) the exceptions contained within the "Material Adverse Effect" definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals.

  •
  No Financing Condition.  The Company Board considered the fact that the Transaction is not subject to a financing condition.

  •
  Citi Analysis and Fairness Opinion.  The Company Board considered the financial analyses presented by Citi to the Company Board and the opinion of Citi that, as of December 2, 2018, the Offer Price to be paid to the Company's stockholders other than Parent and its Affiliates in the Offer and the Merger, taken together as a single integrated transaction, is fair, from a financial point of view, to the Company's stockholders, as more fully described below under the caption "Opinion of Citigroup Global Markets Inc."

  •
  Centerview Analysis and Fairness Opinion.  The opinion of Centerview rendered to the Company Board on December 2, 2018, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption "Opinion of Centerview Partners LLC";

  •
  Successful Negotiations with Parent.  The Company Board considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm's-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations.

  •
  Opportunity to Accept a Superior Proposal.  The Company Board considered the fact that the terms of the Merger Agreement do permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $162,500,000, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

  •
  Appraisal Rights.  The Company Board considered the stockholders who do not believe that the Merger Consideration represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transaction:

  •
  Opportunity Costs.  The Company Board considered the fact that the Company will no longer exist as an independent public company and the Company's stockholders will forego any future increase in its value as an independent public company that might result from its possible growth.

  •
  Potential Negative Impact on the Company's Business.  The Company Board considered the possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company's financial performance, operating results and stock price and the Company's relationships with customers, suppliers, other business partners, management and employees.

  •
  Prohibition Against Solicitations.  The Company Board considered the fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $162,500,000 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal.

  •
  Business Operation Restrictions.  The Company Board considered the fact that the Merger Agreement imposes restrictions on the conduct of the Company's business in the pre-closing period, which may adversely affect the Company's business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company.

  •
  Transaction Expenses.  The Company Board considered the substantial transaction expenses to be incurred in connection with the Transaction and the negative impact of such expenses on the Company's cash reserves and operating results should the Offer and the Merger not be completed.

  •
  Interests of Insiders.  The Company Board considered the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company's other stockholders generally.

        The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company's stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company's management were assisted and advised by legal counsel and financial advisors.

        The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c)   Intent to Tender.

        To the best of the Company's knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)   Opinions of the Financial Advisors to the Company Board

Opinion of Citigroup Global Markets Inc.

        The Company retained Citi as a financial advisor in connection with the Transactions. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the per Share consideration to be received in the Transactions by holders of the Shares (other than Parent and its affiliates). On December 2, 2018, at a meeting of the Company Board held to evaluate the Transactions, Citi delivered to the Company Board an oral opinion (which was subsequently confirmed in writing on December 2, 2018) to the effect that, as of such date and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the per Share consideration to be received in the Transactions by holders of the Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

        The full text of Citi's written opinion, dated December 2, 2018, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex A to this Statement and is incorporated herein by reference. The description of Citi's opinion set forth below is qualified in its entirety by reference to the full text of Citi's opinion. Citi's opinion was provided for the information of the Company Board (in its capacity as such) in connection with its evaluation of the per Share consideration from a financial point of view and did not address any other aspects or implications of the Transactions. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies or opportunities that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act on any matters relating to the Transactions or otherwise.

        In arriving at its opinion, Citi:

  •
  reviewed a draft dated December 2, 2018 of the Merger Agreement;

  •
  held discussions with certain senior officers and directors of the Company and certain senior officers and other representatives and advisors of Parent concerning the business, operations and prospects of the Company;

  •
  examined certain publicly available business and financial information relating to the Company;

  •
  examined the Forecasts and other information and data relating to the Company provided to or discussed with Citi by the Company's management;

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  reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the Company's historical and projected earnings and other operating data, and the Company's capitalization and financial condition;

  •
  considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Transactions;

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  analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

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  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company's management that information relating to the Company and its affiliates or the Transactions that was furnished to Citi by the Company is true and correct in all material respects and not misleading by omission or otherwise. With respect to the Forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company, Citi was advised by the Company's management that such Forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. As described under "The Solicitation or Recommendation—Background and Reasons for the Company Board's Recommendation—Background of the Offer" in Item 4(b) above, in connection with its engagement and at the direction of the Company, Citi was requested to approach, and held discussions with, third parties to solicit indications of interest in the possible acquisition of the Company.

        Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and Citi did not make any physical inspection of the properties or assets of the Company. Citi assumed, with the Company's consent, that the Transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Transactions. Additionally, representatives of the Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary materially from those included in the version it reviewed.

        Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the per Share consideration. Citi's opinion was necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi's opinion was authorized by Citi's fairness opinion committee.

  Summary of Financial Analysis

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi's opinion or the analyses underlying, and factors considered in connection with, Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and Citi's opinion.

        In its analysis, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical to the Company or the Transactions. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

        The estimates contained in the analyses performed by Citi and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

        Citi was not requested to, and did not, recommend the specific consideration payable in the Transactions. The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and Parent, and the Company's decision to enter into the Merger Agreement was solely that of the Company Board. The opinion of Citi was only one of many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board or the Company's management with respect to the Transactions or the per Share consideration payable in the Transactions.

        The following is a summary of the material financial analyses presented to the Company Board on December 2, 2018 in connection with Citi's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand such financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such analyses. For purposes of the financial analyses summarized below, the term "per Share consideration" refers to the consideration of $75.00 Offer Price. For purposes of the analyses described below, Citi was directed to rely upon the Forecasts.

        Selected Public Companies Analysis.    Citi reviewed publicly available financial and stock market information of the Company and the following ten selected companies (the "selected companies") that Citi considered generally relevant because they are companies in the pharmaceutical industry with business, operating and/or financial profiles that are reasonably similar to those of the Company. Although no company is identical to the Company, these companies were selected because, among other reasons, they possessed certain operational or business characteristics that, in Citi's view, were sufficiently comparable to those of the Company or otherwise relevant for purposes of comparison:

  •
  Inycte, Corp;

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  Seattle Genetics;

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  Neurocrine Biosciences, Inc.;

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  Exelixis, Inc.;

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  Agios Pharmaceuticals Inc.;

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  Array BioPharma, Inc.;

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  Intercept Pharmaceuticals Inc.;

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  ACADIA Pharmaceuticals Inc.;

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  Puma Biotechnology, Inc.; and

  •
  Clovis Oncology, Inc.

        Citi reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on November 30, 2018 plus debt and non-controlling interest, less cash and cash equivalents, and excluding one-time, non-recurring items, as a multiple of the estimated revenue for calendar year 2021 (which estimated revenue, in the case of the Company, was included in the Forecasts). The results of this analysis yielded calendar year 2021 estimated revenue multiples for the selected companies with a mean of 4.8x and a median of 4.6x.

        Financial data of the selected companies was based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company was based on the Company's public filings and the Forecasts. Citi then applied a range of calendar year revenue multiples of 3.6x to 5.6x—to reflect 1x below to 1x above the median—derived from the estimated 2021 revenue multiples of the selected companies—to the estimates of 2021 revenues of the Company (as presented in the Forecasts) to derive a range of estimated implied values of approximately $34.00 to $69.50 per Share based on capitalization information provided by Company management and after taking into account, at the low end of the range, an assumed net debt position of approximately $206 million including the principal value of the Convertible Notes due to the implied per Share value being lower than the conversion price of the Convertible Notes and, at the high end of the range, an assumed net debt position of approximately $5 million and conversion of the Convertible Notes (in each case, taking into account the capped call transactions).

        Selected Precedent Transactions Analysis.    Using publicly available information, Citi reviewed financial data relating to the following twenty-one selected transactions that Citi considered generally relevant as transactions involving target companies in the pharmaceutical industry with business, operating and/or financial profiles that are reasonably similar to those of the Company, collectively referred to as the "selected transactions":

Announced	Target	Acquiror
October 18, 2018	Endocyte, Inc.	Novartis International AG
April 9, 2018	AveXis, Inc.	Novartis International AG
January 29, 2018	Ablynx NV	Sanofi
January 22, 2018	Juno Therapeutics, Inc.	Celgene Corporation
October 30, 2017	Advanced Accelerator Applications SA	Novartis International AG
January 9, 2017	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Ltd.
May 16, 2016	Anacor Pharmaceuticals, Inc.	Pfizer Inc.
November 5, 2015	ZS Pharma, Inc.	AstraZeneca PLC
November 2, 2015	Dyax Corp.	Shire PLC
July 14, 2015	Receptos, Inc.	Celgene Corporation
May 6, 2015	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.
March 30, 2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.
January 11, 2015	NPS Pharmaceuticals, Inc.	Shire PLC
December 8, 2014	Cubist Pharmaceuticals Inc.	Merck & Co., Inc.
December 2, 2014	Avanir Pharmaceuticals Inc.	Otsuka Pharmaceutical Co., Ltd.
August 24, 2014	InterMune, Inc.	Roche Holdings, Inc.
June 9, 2014	Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.
December 19, 2013	Algeta ASA	Bayer AG
August 25, 2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.
July 16, 2012	Human Genome Sciences Inc.	Parent
May 2, 2011	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.

        Citi reviewed transaction values, calculated as the purchase prices paid for equity in the selected transactions, plus total debt (other than non-recourse debt, as applicable), preferred stock and non-controlling interests (as applicable) and less cash and cash equivalents and investments in unconsolidated affiliates (as applicable), as a multiple of the target companies' estimated revenues for the third full fiscal year following the transaction as of the announcement dates of the relevant transactions (the "forward revenue multiples"). Financial data of the selected transactions were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company was based on the Company's public filings and the Forecasts.

        The forward revenue multiples observed for the selected transactions resulted in a mean of 7.3x and a median of 6.9x. Citi then applied a selected range of forward revenue multiples of 5.9x to 7.9x—to reflect 1x below to 1x above the median multiple—derived from the selected transactions—to the estimated revenues for 2021 (as presented in the Forecasts) of the Company. This analysis resulted in a range of implied estimated values of approximately $53.75 to $95.75 per Share, taking into account the Company's assumed net debt position of approximately $5 million, conversion of the Convertible Notes

(taking into account the capped call transactions), make-whole payments and pre-payment premiums related to the Company's term loan facilities, and make-whole shares related to the Convertible Notes.

        Discounted Cash Flow Analysis.    Citi performed a discounted cash flow analysis of the Company based on estimates of unlevered free cash flow of the Company, which Citi calculated from the Forecasts, to calculate a range of implied values per Share as of November 30, 2018 (see "Certain Company Management Forecasts" in Item 8(f)). In performing the discounted cash flow analysis, Citi applied a range of discount rates of 10.8% to 12.9% which was selected based on an analysis of the weighted average cost of capital calculation for the Company and the selected companies to (i) after tax unlevered free cash flows expected to be generated by the Company for the remaining period in 2018 through December 31, 2030 and (ii) estimated terminal values using a range of perpetuity growth rates of negative 2.00% to positive 2.00% reflecting an estimate of unlevered free cash flow to be generated by the Company beyond 2030, based on assumptions and guidance provided by the Company on the anticipated patent life of Company products. This analysis resulted in a range of implied estimated values of approximately $46.50 to $107.00 per Share, taking into account the Company's assumed net debt position of approximately $5 million, conversion of the Convertible Notes (taking into account the capped call transactions) and future capital raises over the next several years that are assumed to raise aggregate net proceeds and lead to total dilution of, in the Case A Forecasts, approximately $855 million and approximately 29% to shares of common stock outstanding as of November 30, 2018, respectively, and, in the Case B Forecasts, approximately $1.19 billion and approximately 42% to shares of common stock outstanding as of November 30, 2018, respectively.

        Sum-of-the-Parts Analysis.    Citi performed a sum-of-the-parts discounted cash flow analysis of the Company by deriving ranges of implied values for each of the Company's products and product development candidates using the Forecasts. With respect to each of the products and product development candidates, Citi again applied discount rates of 10.8% and 12.9% derived from a weighted average cost of capital calculation for the Company to (i) after tax unlevered free cash flows expected to be generated by the Company for December 2018 through December 31, 2030 (as presented in the Forecasts) and (ii) estimated terminal values for each product or product development candidate. For purposes of the sum-of-the-parts analysis, Citi did not take aggregate Company cash flow from terminal year 2030 and extend it into perpetuity to derive a terminal value for the Company. Instead, based on product-level assumptions and guidance provided by the Company, including product-level growth estimates after 2030, Citi derived the terminal value of VARUBI by assuming no annual decline for each year after 2030, Citi derived the terminal value of ZEJULA by assuming a 30% annual decline for each year after 2030, Citi derived the terminal value of each of TSR-042, TSR-022, certain other immuno-oncology products and certain unidentified inlicensed products by assuming a negative 10% perpetuity growth rate for each year after 2030, and Citi derived the terminal value of certain necessary ongoing operating expenses (not including unattributed non-project development, brand investment and support services expenses) by assuming a negative 20% perpetuity growth rate for each year following 2030. This analysis resulted in a range of implied estimated values of approximately $52.25 to $93.00 per Share, taking into account the Company's assumed net debt position of approximately $5 million, conversion of the Convertible Notes (taking into account the capped call transactions), and future capital raises over the next several years that are assumed to raise aggregate net proceeds and lead to total dilution of, in the Case A Forecasts, approximately $855 million and approximately 29% to shares of common stock outstanding as of November 30, 2018, respectively, and, in the Case B Forecasts, approximately $1.19 billion and approximately 42% to shares of common stock outstanding as of November 30, 2018, respectively.

        Other Information.    Citi observed certain additional factors that were not considered part of its financial analyses for its opinion but were noted for informational purposes, including the following:

  •
  premiums paid in the selected transactions, which ranged from 13% to 239% (with a median of 54% and a mean of 69%) above the closing price of the applicable target company on the last unaffected trading day prior to announcement. Citi applied a range of premiums of 35% to 75% to the closing price of the Shares on November 15, 2018 (the last unaffected close prior to media reports that the Company might be exploring a sale) to derive a range of implied values of approximately $36.00 to $46.50 per Share, taking into account the Company's assumed net debt position of approximately $5 million, conversion of the Convertible Notes (taking into account the capped call transactions), make-whole payments and pre-payment premiums related to the Company's term loan facilities, and make-whole shares related to the Convertible Notes;

  •
  one-year forward stock price targets for the Shares as reflected in seventeen publicly available Wall Street research analysts' reports, which indicated a target stock price range (discounted to present value utilizing a discount rate of 10.8%, the midpoint of the cost of equity range used in the discounted cash flow analysis) of approximately $22.50 to $76.75 per Share; and

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  historical trading prices of the Shares during the 52-week period ended November 30, 2018, which reflected low to high closing prices for the Shares during such period of $23.41 to $87.93 per Share.

Miscellaneous

        Citi has acted as financial advisor to the Company in connection with the Transactions and will receive fees in connection with such services. Pursuant to an engagement letter between Citi and the Company dated April 13, 2017, as amended on October 29, 2018, the Company agreed to pay Citi a fee of $2 million upon delivery of its opinion and a fee of approximately $44 million upon the closing of the Transactions against which the amount paid for the opinion will be credited. In addition, the Company has agreed to reimburse Citi for certain expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising from Citi's engagement. Citi and its affiliates in the past have provided, and currently provide, services to the Company and Parent unrelated to the Transactions, for which services Citi and such affiliates have received and expect to receive compensation.

        During the past two years, Citi has received approximately $11.4 million in fees for services provided to the Company and its affiliates. Citi acted as a lead bookrunner in two follow-on offerings. Citi also acts as a financial advisor to the Company, providing markets and securities services in the ordinary course.

        The Company used approximately $20.8 million of the net proceeds from the Convertible Notes offering to enter into capped call transactions with each of Citi and Deutsche Bank AG ("Deutsche Bank"), covering in the aggregate, subject to customary anti-dilution adjustments, the same number of Shares that were underlying the Convertible Notes at the time of issuance. Following a competitive bidding process conducted by the Company, Deutsche Bank became counterparty to capped call transactions with respect to 40% of such Shares and Citi became counterparty to capped call transactions with respect to 60% of such Shares.

        The options that are part of the capped call transactions had an initial strike price of approximately $35.1337 per Share, which is equal to the initial conversion price of the Convertible Notes, and an initial cap price of $45.5438 per Share. The capped call transactions were intended to reduce the potential dilution to the Shares that would result from the issuance of Shares upon conversion of the Convertible Notes and/or offset any potential cash payments in excess of the principal amount of Convertible Notes that the Company may make in connection with a cash settlement of the

Convertible Notes, up to a price of $45.5438 per Share, which is the initial cap on Citi's and Deutsche Bank' Share delivery and/or cash payment obligation under the capped call transactions. The capped call transactions with Citi and Deutsche Bank generally require Citi and Deutsche Bank to deliver to the Company a number of Shares and/or cash in respect of the excess, if any, of the lower of the cap price and the market price of the Shares, as measured under the terms of the capped call transactions, over the strike price during the relevant valuation period under the capped call transactions. The maximum potential value deliverable to the Company under the capped call transactions, upon exercise at expiration, is equal to (i) the difference between the cap price and the strike price multiplied by (ii) the number of Shares subject to the options.

        Under the terms of the capped call transactions, upon the occurrence of certain events (including events that result in holders of the Convertible Notes converting such notes early (i.e., prior to the 45th scheduled trading day immediately preceding the maturity date of the Convertible Notes)), which are expected to include a transaction in which all of the holders of the Shares are cashed out (such as the Transactions, were they to be consummated) (including upon conversion of Convertible Notes by the holders thereof in connection with such a transaction) (a "cash-out transaction"), the capped call transactions (or a portion thereof, as applicable) would be canceled pursuant to their terms and each counterparty would be obligated to make a payment to the Company in an amount determined in accordance with the terms of its capped call transaction (a "cancellation payment"). The amount of any cancellation payment will depend upon various factors, including, among others, volatility of the Share price, the price paid in the cash-out transaction, the closing date of the cash-out transaction (and the resulting remaining term of the capped call options) and applicable interest rates. In addition, pursuant to the terms of the capped call transaction, the cancellation payment will not exceed the aggregate value of the amount of cash that would have been paid by the counterparty to the Company and the number of Shares that would have been delivered by the counterparty to the Company had the capped call transaction been exercised by the Company in connection with the cash-out transaction (in lieu of being subject to cancellation). As described below, Citi expects that the changes in the value of the cancellation payment in respect of the capped call transactions for which Citi is the counterparty would generally be offset by corresponding changes in the value of Citi's hedges. The actual amount of the cancellation payment payable by each counterparty to the Company with respect to its capped call transactions is to be determined by the applicable counterparty.

        Prior to the cancellation or expiration of the capped call transactions, Citi and Deutsche Bank may, pursuant to the terms of the capped call transactions, make adjustments to the terms of their respective capped call transactions in various circumstances, including upon a "Merger Event" (as such term is defined in the confirmations for the capped call transaction), which would include the Merger, and upon the public announcement by the Company of its intention to enter into a merger transaction and/or tender offer with respect to the Shares and changes or amendments to such announcement, including the announcement of an abandonment of such intention (each, an "announcement event"). Upon the occurrence of a Merger Event, each of Citi and Deutsche Bank, acting as calculation agent under its capped call transactions, may, at its election, adjust the terms of its respective capped call transactions to preserve the fair value of the capped call transaction in light of the occurrence of such Merger Event. Upon the occurrence of an announcement event, each of Citi and Deutsche Bank, acting as calculation agent under its capped call transactions, will determine the cumulative economic effect of the announcement event on the theoretical value of the relevant capped call transactions (taking into account, without limitation, changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or such capped call transactions) and if the effect is material, may, at its election, adjust the terms of its respective capped call transactions to appropriately account for such economic effect. This adjustment in respect of an announcement event may be made by either of Citi or Deutsche Bank, at its election, at such time as Citi or Deutsche Bank deems appropriate prior to its making a payment upon cancellation or expiration of the relevant capped call transactions.

        As the value of the capped call transactions and the factors affecting the cancellation payment continuously change, and as Citi has hedged its position under its portion of the capped call transactions, Citi expects that the consummation of a cash-out transaction and the resulting payment by Citi of a cancellation payment to the Company will result in the Company receiving value that is less than the value that would have been received by the Company from Citi upon expiration of the capped call options in the absence of any cash-out transaction.

        As a result of the capped call transactions, Citi has market exposure to the price of the Shares. Citi's ordinary practice is to hedge to reduce its market exposure to the price of the common stock underlying privately negotiated equity derivatives transactions it enters into with issuers of such common stock, such as the capped call transactions. Citi has been regularly hedging its exposure to the price of the Shares as a result of the capped call transactions and Citi's ordinary practice would be to continue to regularly hedge such exposure. Citi's regular hedging includes purchasing and/or selling Convertible Notes and/or Shares and/or entering into or unwinding derivative transactions referencing the Shares and are intended to counterbalance the Company equity risk Citi holds as a result of the capped call transactions. Citi's hedging is intended to substantially neutralize Citi's exposure from the capped call transactions to changes in the price of the Shares. That hedging activity is at Citi's own risk and the ultimate loss or profit realized by Citi on the capped call transactions will depend on many factors, including, without limitation, the original premium received by Citi for the capped call transactions, the price at which Citi has established its initial hedge position in respect of the capped call transactions, the deliveries or payments made pursuant to the capped call transactions, the profit and loss realized by Citi in connection with rebalancing its Share hedge positions during the term of the capped call transactions (such rebalancing occurring as frequently as multiple times daily), any adjustment to the terms of the capped call transactions, the premium and other amounts paid, and payments received, in connection with any offsetting option position or other derivative transactions used to hedge the capped call transactions, and the prices at which Citi closes out these hedge positions. Such amount of loss or profit realized by Citi may be less than or greater than the initial expected contractual benefit to Citi under its capped call transactions. In accordance with industry practices, Citi maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Corporate Investment Banking division to the personnel in its Markets division who are undertaking these hedging and other market transactions.

        Assuming that the Merger is consummated on January 21, 2019 at $75.00 per Share and that all holders of the Convertible Notes convert such securities immediately (or shortly) following consummation of the Merger into Shares, Citi has provided an estimate to the Company that, upon consummation of the Merger, the net cancellation payment payable by Citi to the Company under the capped call transactions with Citi would be approximately $19 million. This amount is an estimate calculated by Citi and the actual net cancellation payment under the capped call transactions will be determined by Citi in accordance with the documentation governing the capped call transactions at the time any cancellation (in whole or in part) of the capped call transactions, and both Citi and the Company reserve all of their respective rights under the capped call transactions. Citi has advised the Company that, as a result of the proposed Transactions, assuming the Merger is consummated on January 21, 2019 at the Offer Price, and all holders of the Convertible Notes convert such securities immediately (or shortly) following consummation of the Merger into Shares, and taking into account Citi's (and its affiliates') customary hedging practices in connection with the capped call transactions as described above, Citi estimates it and/or its affiliates would realize a gain of approximately $3 million in connection with the related cancellation of the capped call transactions. The amount of any gain or loss will not be known until the capped call transactions have been exercised, expired or canceled in accordance with their terms and Citi and/or its affiliates have completed all of their unwind activities.

        The indenture governing the Convertible Notes, as amended by the first supplemental indenture, and the confirmations containing the terms of the capped call transactions were included as exhibits to the Company's Current Report on Form 8-K filed by the Company with the SEC on September 29, 2014, which contains additional disclosure regarding the Convertible Notes and a description of the capped call transactions. All references in the foregoing description of the capped call transactions to Share counts, conversion prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations.

        During the past two years, Citi has received approximately $24.1 million in fees for investment banking services provided to Parent and its affiliates. Investment banking services include acting as financial advisor in strategic transactions to Parent, including in connection with the acquisition of the remaining stake held by Novartis AG in their Consumer Healthcare Joint Venture, placement agent for Parent on a sale of equity that it owned of a third party, joint bookrunner for an unsecured note offering of Parent, underwriter, bookrunner, mandated lead arranger and facility agent under a committed facilities agreement of Parent, corporate broker providing market feedback and strategic advice to Parent, and as a financial advisor providing markets and securities services, treasury and trade solution services and corporate portfolio management services to Parent.

        In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of the Company and Parent and affiliated entities for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

        The Company selected Citi to act as its financial advisor in connection with the Transactions based on Citi's knowledge of the pharmaceutical industry, reputation, experience and familiarity with the Company. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        For information regarding the terms of Citi's engagement as the Company's financial advisor, see the discussion under "Persons/Assets Retained, Employed, Compensated or Used" in Item 5 below.

Opinion of Centerview Partners LLC

        The Company retained Centerview as financial advisor to the Company Board in connection with the Offer, the proposed Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than any (i) Shares owned by Parent, Purchaser, the Company (as treasury stock) or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares held by holders who have perfected a demand for appraisal rights pursuant to Section 262 of the DGCL, which, together with any Shares held by any affiliate of the Company, Parent or Purchaser, are collectively referred to as "Excluded Shares" throughout this section) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On December 2, 2018, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 2, 2018 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated December 2, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview's financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions, and Centerview's opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the Merger Agreement dated December 2, 2018, referred to in this summary of Centerview's opinion as the "Draft Merger Agreement";

  •
  a draft of the Tender and Support Agreements dated December 2, 2018 proposed to be entered into among Parent, Purchaser and certain stockholders of the Company;

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  Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015;

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  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview's analysis, which are collectively referred to in this summary of Centerview's opinion as the "Internal Data."

        Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Centerview's analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company's direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview's written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview's financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

        The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview's opinion, dated December 2, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 30, 2018 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company's fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units and other convertible securities, including the Convertible Notes) based on information provided by the Company.

Selected Public Company Analysis

        Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded, commercial-stage oncology-focused biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which are referred to as the "selected companies" in this summary of Centerview's opinion). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company.

        However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

        The selected companies are set forth below (dollars in millions):

  •
  Seattle Genetics, Inc.

  •
  Exelixis, Inc.

  •
  Agios Pharmaceuticals, Inc.

  •
  Array BioPharma Inc.

  •
  Puma Biotechnology, Inc.

  •
  Clovis Oncology, Inc.

        Centerview calculated and compared forward revenue multiples for the selected companies based on information it obtained from public filings, Wall Street research and FactSet (a data source containing historical and estimated financial data). With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for calendar year 2021 (which estimated revenues, in the case of the Company, were included in the Forecasts). Based on this analysis, the median revenue multiple for the selected companies was 4.1x.

        Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a range of (i) 3.0x to 5.0x of estimated 2021 revenue multiples derived from the selected companies, to the Company's estimated calendar year 2021 revenue of $816 million under Case A Forecasts, and subtracted from it the Company's estimated net debt position as of December 31, 2018 of $115 million at Share prices above $45.54 (which, for purposes of Centerview's analysis, assumed the Company's Convertible Notes are treated as equity) or $316 million at Share prices below $45.54, and divided the result by the Company's fully-diluted Shares outstanding (which for purpose of Centerview's analysis assumed the Company's Convertible Notes are treated as equity at Share prices above $45.54), which resulted in an implied per share equity value range for the Shares of approximately $36.35 to $60.65, rounded to the nearest $0.05, and (ii) 3.0x to 5.0x of estimated 2021 revenue multiples derived from the selected companies, to the Company's estimated calendar year 2021 revenue of $605 million under Case B Forecasts, and subtracted from it the Company's estimated net debt position as of December 31, 2018 of $115 million at Share prices above $45.54 (which, for purposes of Centerview's analysis, assumed the Company's Convertible Notes are treated as equity) or $316 million at Share prices below $45.54, and divided the result by the Company's fully-diluted Shares outstanding (which for purposes of Centerview's analysis assumed the Company's Convertible Notes are treated as equity at Share prices above $45.54), which resulted in an implied per share equity value range for the Shares of approximately $25.70 to $45.05, rounded to the nearest $0.05. Centerview compared these ranges to the Offer Price of $75.00 per Share, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

        Centerview reviewed and compared certain information relating to the following selected commercial-stage, oncology-focused and non-oncology focused biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions:

Date Announced	Target	Acquiror
01/09/17	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited
07/21/16	Relypsa, Inc.	Galenica AG
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc
12/02/14	Avanir Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.
04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc
12/19/13	Algeta ASA	Bayer AG
11/11/13	ViroPharma Incorporated	Shire plc
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.
07/16/12	Human Genome Sciences, Inc.	GlaxoSmithKline plc
06/29/12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company
06/30/10	Abraxis BioScience Inc.	Celgene Corporation
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.
10/06/08	ImClone Systems Incorporated	Eli Lilly and Company
04/10/08	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited

        These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview's analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

        No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

        Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings, Wall Street research and FactSet. Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company's forward projected revenue three years following the transaction announcement.

        The results of this analysis are summarized as follows:

Median Transaction Value / 3 Year Forward Revenue
Oncology Precedent Transactions	6.2x
All Precedent Transactions	5.8x

        Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a range of (i) 5.0x to 7.0x of three-year forward revenue multiples derived from the selected precedent transactions, to the Company's estimated calendar year 2021 revenue of $816 million under the Case A Forecasts, and subtracted from it the Company's estimated net debt position of as of December 31, 2018 of $191 million (assuming an estimated $76 million in change of control payments and prepayment penalties under the Company's outstanding term loan become payable in connection with the Transactions), further adjusted for the capped call transactions, and divided the result by the Company's fully-diluted Shares outstanding (which for purposes of Centerview's analysis assumed the Company's Convertible Notes are treated as equity and that additional Shares are issued as a result of the make-whole with respect to such notes), which resulted in an implied per share equity value range for the Shares of approximately $59.75 to $83.40, rounded to the nearest $0.05, and (ii) 5.0x to 7.0x of three-year forward revenue multiples derived from the selected precedent transactions, to the Company's estimated calendar year 2021 revenue of $605 million under Case B Forecasts, and subtracted from it the Company's estimated debt position as of December 31, 2018 of $191 million (assuming that certain change of control payments under the Company's outstanding term loan become payable in connection with the Transactions), further adjusted for the capped call transactions and divided the result by the Company's fully-diluted Shares outstanding (which for purposes of Centerview's analysis assumed the Convertible Notes are treated as equity and that additional Shares are issued as a result of the make-whole with respect to such notes) which resulted in an implied per share equity value range for the Shares of approximately $43.85 to $62.00, rounded to the nearest $0.05. Centerview compared these ranges to the Consideration of $75.00 per Share, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

        Centerview performed a discounted cash flow analysis of the Company based on Case A Forecasts and Case B Forecasts, which reflect different assumptions and future financing needs of the Company. See "Certain Company Management Forecasts." A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the "present value" of estimated future cash flows of the asset or set of assets. "Present value" refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        Centerview derived the forecasted fully-taxed unlevered free cash flows of the Company, calculated based on EBIT (Incl. Attributed Expenses) during the period beginning on January 1, 2019 and ending on December 31, 2030 (which estimated EBIT (including Attributed Expenses) are included in the Forecasts) and a cash tax rate of 24% after full utilization of federal net operating losses and credits (as set forth in the Forecasts), and an implied terminal value of the Company, assuming that the Company's unlevered free cash flows would decline in perpetuity after December 31, 2030 at a rate of free cash flow decline year-over-year on a by-program basis of 0% for VARUBI, 30% for ZEJULA, 10% for other assets and 20% for attributed corporate costs, based on assumptions provided by the Company on the anticipated patent life of Company products.

        The unlevered free cash flows were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was based on Centerview's analysis of the Company's weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) net present value of tax savings from usage of estimated federal net operating losses and R&D tax credits, as set forth in the Forecasts , and (ii) the Company's estimated net debt balance as of December 31, 2018 of $115 million at Share prices above $45.54 (which, for purposes of Centerview's analysis, assumed the Company's Convertible Notes are treated as equity) or $316 million at Share prices below $45.54 plus an assumed $300 million convertible note issuance in 2018, each as set forth in the Forecasts, and the present value of the estimated costs associated with additional future equity raisings set forth in the Forecasts. See "Certain Company Management Forecasts". Centerview then divided the results of each of the foregoing calculations by the Company's fully-diluted Shares outstanding, taking into account the expected dilution associated with the assumed convertible note issuance.

        This analysis resulted in the following implied per Share equity value ranges for the Company's Shares, rounded to the nearest $0.05:

Case	Implied Per Share Price Range
Case A Forecasts	$79.45 - 95.85
Case B Forecasts	$51.95 - 63.95

        Centerview then compared the results of the above analysis to the $75.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

        Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

  •
  Historical trading prices of the Shares during the 52-week period ending on November 30, 2018 (the last trading day before the public announcement of the Transactions), which reflected low and high stock intraday trading prices for the Company during such period of $23.41 to $87.93 per Share.

  •
  Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $25.00 to $85.00 per Share.

  •
  An analysis of premiums paid in the selected precedent transactions involving biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company's common stock for the date one day prior to the date on which the trading price of the target's common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 35% to 75% to the Company's closing stock price on November 15, 2018 (the last unaffected close prior to media reports that the Company might be exploring a sale) of $26.59 per Share, which resulted in an implied price range of approximately $35.90 to $46.55 per Share, rounded to the nearest $0.05.

General

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price and the Merger Consideration or as to whether the Company Board would have been willing to determine that different consideration was fair. The Offer Price and the Merger Consideration was determined through arm's-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview was not (except for its current engagement) engaged to provide financial advisory or other services to the Company, and it did not receive any compensation from the Company. In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to Parent or Purchaser, and it did not receive any compensation from Parent. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which it may receive compensation. Certain (i) of Centerview's and its affiliates' directors, officers, members and employees, or family members of such persons, (ii) of Centerview's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

        The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview's role in several high-profile biotechnology transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

        In connection with Centerview's services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $22 million, $1 million of which was payable upon the rendering of Centerview's opinion and $21 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Company retained each of Citi and Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagements, Citi and Centerview each provided their respective opinions described in "Item 4. The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board," which are filed as Annex A and Annex B to this Schedule 14D-9, respectively, and incorporated herein by reference. The Company retained Citi after considering its familiarity with the Company and its experience in biopharmaceutical mergers and acquisitions and retained Centerview to act as a second financial advisor due to Centerview's role in several high-profile biotechnology transactions.

        In connection with Citi's services as the Company's financial advisor, the Company has paid or will pay Citi $2 million upon the delivery of Citi's opinion. Additional compensation of approximately $42 million will be payable on consummation of the Merger against which the amount paid for the opinion will be credited. In addition, the Company has agreed to reimburse Citi, from time to time upon request, for all reasonable travel and other expenses incurred in performing its services, including reasonable fees and expenses of Citi's legal counsel, provided that the aggregate amount does not exceed $100,000 without the consent of the Company, which consent will not be unreasonably withheld.

        In connection with Centerview's services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $22 million, $1 million of which was payable upon the rendering of Centerview's opinion and $21 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Centerview, on a periodic basis, for its reasonable, documented and itemized travel and other reasonable out-of-pocket expenses (including reasonable fees, disbursements and other charges of counsel to be retained by Centerview with the Company's consent), incurred in performing its services, provided that the aggregate amount does not exceed $100,000 without the consent of the Company, which consent will not be unreasonably withheld or delayed.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any of the Company's directors, executive officers or affiliates or subsidiaries of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

(a)   Golden Parachute Compensation.

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company's named executive officers ("NEOs") that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on December 3, 2018 and that the NEO's employment was terminated by the Company without "Cause" or the NEO resigned for "Good Reason" on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Name	Cash ($)(1)		Unvested Equity ($)(2)	Perquisites/Benefits ($)(3)		Total ($)
Leon O. Moulder, Jr.	$1,904,000		$9,064,318	$28,878		$10,997,196
Mary Lynne Hedley, Ph.D.	$1,354,500		$7,375,122	$40,696		$8,770,318
Timothy R. Pearson	$770,000		$3,323,606	$32,864		$4,126,470
Martin H. Huber, M.D.	$875,000		$4,104,916	$30,382		$5,010,298
Orlando Oliveira(4)	$962,020	(5)	$3,690,399	$13,528	(6)	$4,665,947

(1)
The amounts listed in this column represent the amounts payable to the NEO pursuant to his or her employment letter agreement, as described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment and Severance Agreements." The cash payments payable pursuant to these agreements are double-trigger benefits in that they will be paid only if the NEO experiences a termination of employment without "Cause" or "Good Reason" in connection with or within 12 months following the Effective Time. These amounts represent, in the case of Mr. Moulder, 21 months' base salary plus 150% of his target bonus for the year his employment terminates, in the case of Dr. Hedley, 18 months' base salary plus 100% of her target bonus for the year her employment terminates, in the case of each of Mr. Pearson and Dr. Huber, 15 months' base salary plus 100% of his target bonus for the year his employment terminates, and in the case of Mr. Oliveira, 12 months' base salary plus 100% of his target bonus for the year his employment terminates. The severance amounts provided above do not take into account the 2019 base salary increases described above, which take effect January 1, 2019.

(2)
The amounts listed in this column include the aggregate dollar value of the unvested Company Stock Options and RSUs held by the NEOs as of November 30, 2018, all of which will vest in full immediately prior to the Effective Time and be cancelled at the Effective Time, as described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options and Restricted Stock Units In Connection with the Offer and Merger." These payments are single-trigger benefits in that they are not conditioned upon the NEO's termination or resignation. The value of the unvested Company Stock Options is the excess of the Merger Consideration of $75.00 per Share over the applicable exercise price of the option, multiplied by the number of unvested Company Stock Options. The value of unvested RSUs is the Merger Consideration of $75.00 per Share multiplied by the number of unvested RSUs. For more information, see the table below.

Name	Value of Unvested Stock Options ($)	Value of Unvested Restricted Stock Units ($)
Leon O. Moulder, Jr.	$2,688,793	$6,375,525
Mary Lynne Hedley, Ph.D.	$2,181,522	$5,193,600
Timothy R. Pearson	$970,181	$2,353,425
Martin H. Huber, M.D.	$1,316,866	$2,788,050
Orlando Oliveira	$1,243,224	$2,447,175
(3)
The amounts listed in this column represent the amounts payable to the NEO pursuant to his or her employment letter agreement, as described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment and Severance Agreements." The cash payments payable pursuant to these agreements are double-trigger benefits in that they will be paid only if the NEO experiences a termination of employment without "Cause" or "Good Reason" in connection with or within 12 months following the Effective Time. These amounts represent, in the case of Mr. Moulder and Dr. Hedley, 18 months, in the case of Mr. Pearson and Dr. Huber, 15 months of continued Company-paid benefits and health coverage. The amounts were determined based on assumptions used for financial reporting purposes under GAAP.

(4)
Compensation for Mr. Oliveira, an employee based in Switzerland, is paid in Swiss Francs (CHF). To calculate the U.S. dollar equivalent for items that are not denominated in U.S. dollars, the Company converted each amount into U.S. dollars based on an average exchange rate. The conversion rate used for Mr. Oliveira's amounts was the spot rate as of December 3, 2018 of 0.9979 Swiss francs to 1.0000 U.S. dollar.

(5)
This amount includes an additional six months' base salary due to Mr. Oliveira's entitlement to a six-month notice period before his employment may be terminated.

(6)
This amount includes six months' of continued Company-paid benefits and health coverage due to Mr. Oliveira's entitlement to a six-month notice period before his employment may be terminated.

(b)   Appraisal Rights.

        No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the "Acceptance Time") and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights, as determined by the Delaware Court of Chancery (the "Delaware Court"), in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price).

        The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex C to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE BOARD OF DIRECTORS HAS FIXED DECEMBER 10, 2018 AS THE RECORD DATE FOR DETERMINING THE

STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about December 14, 2018), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

        In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all of the Company's stockholders who delivered a written demand to the Company (in accordance with the first bullet above). However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to TESARO, Inc., Attn.: Corporate Secretary, 1000 Winter Street, Waltham, Massachusetts 02451. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

        After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

        In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that

"elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Delaware Court's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys" fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

        From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder is entitled to receive the Merger Consideration. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the

Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

        The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex C to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)   Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

        The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, the Company and the Company Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Parent's request, so that the Offer and the Merger may be consummated on the terms contemplated by the

Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d)   Regulatory Approvals.

Antitrust in the United States

        Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent's substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

        Parent and the Company expect to file their respective Premerger Notification and Report Forms on or before December 17, 2018 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

        At any time before or after Parent's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Foreign Regulatory Filings

        The Company conducts business in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein.

Germany

        The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints of Competition, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the "FCO"), either by written approval or by expiration of a one-month review period, unless the FCO notifies Parent within the one-month review period after the date of filing of the initiation of an in-depth investigation. Parent expects to file a notification on or before December 24, 2018 with respect to the Offer. The review period will expire one month after submission of the notification. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Austria

        The acquisition of Shares pursuant to the Offer is also subject to review by the Austrian Federal Competition Authority (the "FCA"). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the "FCP") of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five additional months. Parent expects to file the required notice form with the FCA on or before December 24, 2018. The FCO and the FCA frequently scrutinize the legality of transactions like the Offer and the Merger, and could require that Purchaser offer commitments, including the divestiture or certain assets, or could prohibit the transaction. Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should result in a significant impediment to effective competition or creates or strengthens a dominant position in the relevant market pursuant to German or Austrian antitrust laws. Nevertheless, neither Parent nor the Company can be certain that either or both of the FCO and Austrian Cartel Court might raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be. Although there is no assurance that the FCO and FCA will not raise objections to the Offer or the Merger on antitrust grounds, or if such objections are raised, what the result will be, we do not expect them to do so.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the German and Austrian antitrust laws, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

(e)   Merger without a Vote.

        Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f)    Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

        Other than full-year and quarterly financial guidance provided to investors, which may cover such areas as total annual revenue, ZEJULA annual revenue, other revenue and interest expenses, among other items, and which the Company may update from time to time during the relevant year, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

        In connection with its annual preparation of the Company's long-range plan, the Company's management prepared unaudited non-public prospective financial projections for the Company as a stand-alone company, without giving effect to the Merger, and adjusted for the probability of success of each Company product. These prospective financial projections were prepared and updated by the Company's management, and reviewed and discussed with the Company Board, from the summer of 2018 to November 2018. The Company Board used these prospective financial projections to assist in its decision-making process in determining to accept Parent's proposal to acquire the Company and were used by the Company's financial advisors in their respective opinions described in "Item 4. The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board," which are filed as Annex A and Annex B to this Schedule 14D-9, respectively, and incorporated herein by reference, and certain portions of the prospective financial information were provided to Parent and certain of the other companies with whom the Company engaged in strategic discussions. We refer to the information in this section generally as the "Forecasts", the cash-flow projections in the chart below labeled "Case A," the "Case A Forecasts," the cash-flow projections in the chart below labeled "Case B," the "Case B Forecasts," and the cash-flow projections in the chart listing products and product candidates, the "Product-Level Forecasts."

        The Case A Forecasts were prepared by the Company's management based on assumptions they believed to be optimistic, but achievable. The Case A Forecasts reflect numerous assumptions including, (i) the probability of success and regulatory approval, commercial launch success, market size, market share, competition, pricing, and reimbursement for each of the Company's products, including ZEJULA, TSR-042, TSR-022, and other immuno-oncology assets, (ii) research and development expenses, sales, general and administrative expenses, and other operating expenses, and (iii) other relevant factors relating to the Company's long-range strategic plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management. For purposes of preparing the Case A Forecasts, the Company assumed that it would successfully implement a convertible note offering and several secondary equity offerings to raise aggregate net proceeds of approximately $855 million over the next several years.

        The Case B Forecasts were prepared by the Company's management based on more conservative assumptions. Key assumption differences between the two cases include, for Case B, (i) reduced market share for the Company's products, including ZEJULA, TSR-042, TSR-022, and other immuno-oncology assets, (ii) lower PD-L1 testing rates and reduced time on therapy in certain indications for ZEJULA, and (iii) lower operating expenses due to the lower revenue. For purposes of preparing the Case B Forecasts, the Company assumed that it would successfully implement a convertible note offering and several secondary equity offerings to raise aggregate net proceeds of approximately $1.19 billion over the next several years.

        The Forecasts both assume (i) a cash effective tax rate of 24% after full utilization of federal net operating losses and credits, which net operating losses and credits equaled approximately $1.3bn and $130 million as of September 30, 2018.

        The Company estimates that the Company's cash balance as of December 31, 2018 will be approximately $385 million.

        The Case A Forecasts and Case B Forecasts; exclusive of the capital raises described above, are summarized below:

	Fiscal Year Ending December 31,
	Remainder of 2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	Case A Forecasts ($ in millions)
Total Revenue	$22	$364	$614	$816	$1,426	$2,110	$2,523	$2,831	$3,380	$4,052	$4,311	$4,572	$4,817
Total Gross Profits	$19	$303	$500	$622	$1,124	$1,687	$2,022	$2,256	$2,657	$3,241	$3,444	$3,655	$3,854
EBIT (Inc. Attributed Expenses)(1)	$(35)	$(505)	$(298)	$(92)	$549	$1,030	$1,267	$1,449	$1,707	$2,311	$2,500	$2,656	$2,803
EBIT (Inc. Attributed and Unattributed Expenses)(2)	$(37)	$(522)	$(313)	$(100)	$393	$820	$986	$1,094	$1,270	$1,579	$1,676	$1,780	$1,879
Unlevered Free Cash Flow (Inc. Attributed Expenses)(3)	$(35)	$(505)	$(298)	$(92)	$549	$1,020	$1,206	$1,170	$1,298	$1,757	$1,900	$2,018	$2,130
Unlevered Free Cash Flow (Inc. Attributed Expenses and Unattributed Expenses)(4)	$(37)	$(522)	$(313)	$(100)	$393	$820	$947	$1,035	$965	$1,200	$1,274	$1,353	$1,428

	Case B Forecasts ($ in millions)
Total Revenue	$22	$326	$446	$605	$1,145	$1,689	$1,967	$2,107	$2,474	$3,097	$3,227	$3,415	$3,409
Total Gross Profits	$19	$269	$351	$437	$879	$1,329	$1,560	$1,649	$1,884	$2,441	$2,547	$2,707	$2,705
EBIT (Inc. Attributed Expenses)(1)	$(35)	$(541)	$(447)	$(292)	$330	$745	$921	$992	$1,125	$1,712	$1,830	$1,951	$1,949
EBIT (Inc. Attributed and Unattributed Expenses)(2)	$(37)	$(558)	$(462)	$(300)	$203	$634	$751	$782	$869	$1,171	$1,224	$1,306	$1,306
Unlevered Free Cash Flow (Inc. Attributed Expenses)(3)	$(35)	$(541)	$(447)	$(292)	$330	$745	$892	$944	$989	$1,301	$1,391	$1,482	$1,482
Unlevered Free Cash Flow (Inc. Attributed Expenses and Unattributed Expenses)(4)	$(37)	$(558)	$(462)	$(300)	$203	$634	$742	$744	$828	$986	$930	$993	$993

(1)
Earnings before interest expenses and taxes ("EBIT") including attributed expenses ("EBIT (Including Attributed Expenses)") is defined as earnings before interest expenses and taxes plus attributed expenses ("Attributed Expenses") that reflect costs that are not allocated to individual products, but that are required for the ongoing operation of the Company and execution of the revenue forecasts presented in the Forecasts.

(2)
"EBIT (Including Attributed Expenses and Unattributed Expenses)" is defined as earnings before interest expenses and taxes plus attributed and unattributed expenses ("Unattributed Expenses") that primarily reflect product development expenses related to potential future products / indications of the Company.

(3)
"Unlevered Free Cash Flow (Including Attributed Expenses)" is defined as EBIT (Including Attributed Expenses), less income tax expenses, plus depreciation and amortization, less changes in working capital, less capital expenditures. Unlevered Free Cash Flow (Including Attributed Expenses) was calculated assuming no meaningful adjustment for depreciation and amortization, capital expenditures or working capital.

(4)
"Unlevered Free Cash Flow (Including Attributed Expenses and Unattributed Expenses)" is defined as EBIT (Including Attributed Expenses and Unattributed Expenses), less income tax expenses, plus depreciation and amortization, less changes in working capital, less capital expenditures. Unlevered Free Cash Flow (Including Attributed Expenses and Unattributed Expenses) was calculated assuming no meaningful adjustment for depreciation and amortization, capital expenditures or working capital.

        In connection with preparing the Case A Forecasts and the Case B Forecasts, the Company also prepared the Product-Level Forecasts for the fiscal years ending 2018 through 2030, as set forth below. The following product-level forecasts are derived from the Company's product-specific profit and loss forecasts and product-level probability of success assessments, in each case that are also incorporated into the whole-company forecasts described above. The following product-level revenue forecasts are inclusive of product sales and licensing revenue.

	Fiscal Year Ending December 31,
		Remainder of 2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	Case A Forecasts ($ in millions)
Varubi	Revenue	$1	$9	$10	$11	$12	$12	$11	$10	$9	$8	$7	$6	$6
	EBIT	$(1)	$(4)	$(3)	$(0)	$(0)	$1	$3	$3	$3	$3	$3	$2	$2
ZEJULA	Revenue	$22	$345	$555	$699	$1,016	$1,259	$1,442	$1,490	$1,557	$1,604	$1,653	$1,735	$1,845
	EBIT	$(17)	$(170)	$(3)	$143	$508	$682	$820	$867	$912	$947	$980	$1,033	$1,100
TSR-042	Revenue	$0	$10	$9	$84	$258	$452	$652	$904	$1,211	$1,339	$1,417	$1,487	$1,540
	EBIT	$(9)	$(147)	$(146)	$(73)	$136	$300	$411	$573	$761	$841	$888	$930	$965
TSR-022	Revenue	$0	$0	$20	$2	$116	$308	$357	$404	$557	$789	$859	$923	$964
	EBIT	$(2)	$(60)	$(39)	$(60)	$28	$164	$203	$229	$283	$435	$469	$502	$525
Other Immuno-oncology assets	Revenue	$0	$0	$20	$20	$23	$80	$61	$23	$46	$306	$358	$381	$389
	EBIT	$(2)	$(46)	$(17)	$(8)	$5	$35	$(10)	$3	$1	$200	$235	$251	$256
Unidentified inlicensed assets	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$5	$17	$40	$74
	EBIT	$(0)	$(14)	$(22)	$(20)	$(51)	$(75)	$(97)	$(161)	$(182)	$(38)	$7	$22	$44
Attributed Expenses	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	EBIT	$(4)	$(64)	$(68)	$(74)	$(76)	$(78)	$(64)	$(66)	$(71)	$(77)	$(82)	$(86)	$(90)
Unattributed Expenses	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	EBIT	$(1)	$(17)	$(15)	$(8)	$(156)	$(209)	$(281)	$(355)	$(437)	$(732)	$(823)	$(875)	$(924)

	Case B Forecasts ($ in millions)
Varubi	Revenue	$1	$9	$10	$11	$12	$12	$11	$10	$9	$8	$7	$6	$6
	EBIT	$(1)	$(4)	$(7)	$(3)	$(3)	$(1)	$2	$1	$1	$3	$2	$2	$2
ZEJULA	Revenue	$22	$307	$392	$526	$837	$984	$1,062	$1,051	$1,110	$1,155	$1,131	$1,185	$1,071
	EBIT	$(17)	$(204)	$(143)	$(16)	$387	$509	$584	$594	$636	$671	$670	$718	$642
TSR-042	Revenue	$0	$10	$4	$47	$190	$410	$624	$786	$979	$1,132	$1,188	$1,242	$1,287
	EBIT	$(9)	$(147)	$(150)	$(110)	$71	$270	$390	$488	$593	$700	$732	$765	$795
TSR-022	Revenue	$0	$0	$20	$2	$83	$203	$209	$237	$330	$491	$526	$561	$582
	EBIT	$(2)	$(60)	$(40)	$(60)	$(3)	$85	$97	$110	$123	$232	$243	$256	$266
Other Immuno-oncology assets	Revenue	$0	$0	$20	$20	$23	$80	$61	$23	$46	$306	$358	$381	$389
	EBIT	$(2)	$(47)	$(17)	$(8)	$5	$35	$(10)	$3	$1	$200	$234	$251	$256
Unidentified inlicensed assets	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$5	$17	$40	$74
	EBIT	$(0)	$(14)	$(22)	$(21)	$(51)	$(75)	$(98)	$(162)	$(182)	$(38)	$7	$22	$44
Attributed Expenses	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	EBIT	$(4)	$(64)	$(68)	$(74)	$(76)	$(78)	$(45)	$(44)	$(49)	$(55)	$(58)	$(64)	$(55)
Unattributed Expenses	Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	EBIT	$(1)	$(17)	$(15)	$(8)	$(128)	$(111)	$(170)	$(210)	$(255)	$(542)	$(606)	$(644)	$(643)

        This Schedule 14D-9 contains non-GAAP financial measures including EBIT and Unlevered Free Cash Flow. The Company's management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP Unlevered free cash flow is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Additional Information Concerning the Forecasts

        The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial Forecasts that were made available to the Company Board and/or Citi and Centerview and is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company's management.

        No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 relate solely to the historical financial information of the Company and to an assessment of the Company's internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

        By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

        The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

        The Company's actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company's ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business, including with respect to future business initiatives and changes to the Company's business model for which the Company have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company's SEC filings, including the Company's annual report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, and described under the section below entitled "Forward-Looking Statements". The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

        The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company's operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

        The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

(g)   Annual and Quarterly Reports.

        For additional information regarding the business and the financial results and condition of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which has been filed with the SEC.

(h)   Cautionary Note Regarding Forward-Looking Statements.

        This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as "believe," "expect," "estimate," "predict," "target," "potential," "likely," "continue," "ongoing," "could," "should," "intend," "may," "might," "plan," "seek," "anticipate," "project" and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company's business; the commercial success of the Company's products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Transactions; uncertainties as to how many of the Company's stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the Transactions will divert management's attention from the Company's ongoing business operations; changes in the Company's businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to the Company.

Item 9.    Exhibits.

        The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 14, 2018 (incorporated by reference to Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule TO of Adriatic Acquisition Corporation filed by GlaxoSmithKline plc, GlaxoSmithKline LLC and Adriatic Acquisition Corporation with the Securities and Exchange Commission on December 14, 2018 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(b) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(c) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(d) to the Schedule TO).
(a)(1)(E)	Summary Advertisement published as published in the Wall Street Journal on December 14, 2018 (incorporated by reference to Exhibit (a)(1)(e) to the Schedule TO).
(a)(5)(A)	Joint Press Release, dated December 3, 2018 (incorporated by reference to Exhibit 99.2 on the Current Report on Form 8-K filed by the Company on December 3, 2018).
(a)(5)(B)	Fairness Opinion, dated December 2, 2018, of Citigroup Global Markets Inc. (attached to this Schedule 14D-9 as Annex A).
(a)(5)(C)	Fairness Opinion, dated December 2, 2018, of Centerview Partners LLC (attached to this Schedule 14D-9 as Annex B).
(e)(1)
Agreement and Plan of Merger, dated as of December 3, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as amended, filed by the Company on December 3, 2018).
(e)(2)
Form of Tender and Support Agreement, dated as of December 3, 2018, between Parent, Purchaser and the stockholders of the Company party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on December 3, 2018).
(e)(3)	Mutual Non-Disclosure Agreement, dated as of August 8, 2018, by and between the Company and GSK LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated as of November 8, 2018, by and between the Company and GSK LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Letter Agreement, dated as of November 23, 2018, by and between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(6)	Fourth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on July 3, 2012).
(e)(7)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Company on July 3, 2012).

Exhibit No.	Description
(e)(8)	Form of Indemnification Agreement between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 (Registration No. 333-180309) filed by the Company on March 23, 2012).
(e)(9)
Indemnification Agreement by and between the Company and David M. Mott (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed on March 23, 2012 (File No. 333-180309)).
(e)(10)
Indemnification Agreement by and between the Company and Arnold L. Oronsky (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed on March 23, 2012 (File No. 333-180309)).
(e)(11)
Indemnification Agreement by and between the Company and Beth Seidenberg, M.D. (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed on March 23, 2012 (File No. 333-180309)).
(e)(12)	2010 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (Registration No. 333-180309) filed by the Company on March 23, 2012).
(e)(13)	2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1/A (Registration No. 333-180309) filed by the Company on June 19, 2012).
(e)(14)	Amendment to the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 14, 2015).
(e)(15)
Non-Qualified Stock Option Inducement Award Agreement, dated March 30, 2015, by and between the Company and Joseph L. Farmer (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2015 (File No. 001-35587)).
(e)(16)	Amendment #2 to the 2012 Omnibus Incentive Plan (incorporated by reference to 10.4 of the Annual Report on Form 10-K filed by the Company on February 28, 2018).
(e)(17)
2012 Employee Stock Purchase Plan, as amended on February 21, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A filed on June 19, 2012 (File No. 333-180309) and Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 11, 2018).
(e)(18)
Form of Stock Option Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1/A (Registration No. 33-180309) filed by the Company on June 27, 2012).
(e)(19)	Form of Nonstatutory Stock Option Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on May 1, 2015).
(e)(20)	Form of Restricted Stock Unit Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015).
(e)(21)	2015 Non-Employee Director Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-K filed by the Company on February 28, 2017).

Exhibit No.	Description
(e)(22)	Form of Nonstatutory Stock Option Agreement under 2015 Non-Employee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015).
(e)(23)
Form of Restricted Stock Unit Agreement under the 2015 Non-Employee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company on August 3, 2018).
(e)(24)
Amended and Restated Employment Letter Agreement, dated February 23, 2017, by and between the Company and Leon O. Moulder, Jr. (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on February 28, 2017 (File No. 001-35587)).
(e)(25)
Amended and Restated Employment Letter Agreement, dated February 23, 2017, by and between the Company and Mary Lynne Hedley, Ph.D. (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 28, 2017 (File No. 001-35587)).
(e)(26)
Form of Amended and Restated Employment Letter Agreement for executive vice presidents and senior vice presidents. (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on February 28, 2017 (File No. 001-35587)).
(e)(27)	Definitive Proxy Statement for the 2018 Annual Meeting filed on April 6, 2018 (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, filed on April 6, 2018)
(e)(28)
3-Way Non-Disclosure Agreement, dated November 15, 2018, among GSK LLC, the Company, and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

Annex A—Fairness Opinion, dated Delaware 2, 2018, of Citigroup Global Markets Inc. to the Company Board

Annex B—Fairness Opinion, dated December 2, 2018, of Centerview Partners LLC to the Company Board

Annex C—Section 262 of the Delaware General Corporation Law

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018	TESARO, Inc.
	By:	/s/ LEON O. MOULDER, JR.
		Name:	Leon O. Moulder, Jr.
		Title:	Chief Executive Officer

 Annex A

December 2, 2018

The Board of Directors
Tesaro, Inc.
1000 Winter Street, Suite 3300
Waltham, Massachusetts 02451

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Tesaro, Inc. ("Tesaro") of the Merger Consideration (defined below) to be received by such holders (other than GlaxoSmithKline PLC ("GSK") and its affiliates) pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the "Merger Agreement") proposed to be entered into among Tesaro, GSK and Adriatic Acquisition Corporation ("Sub"). As more fully described in the Merger Agreement, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Tesaro ("Tesaro Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $75.00 per share (the "Merger Consideration") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Tesaro (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Tesaro Common Stock not previously tendered will be converted into the right to receive the Merger Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

In arriving at our opinion, we reviewed a draft dated December 2, 2018 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Tesaro and certain senior officers and other representatives and advisors of GSK concerning the business, operations and prospects of Tesaro. We examined certain publicly available business and financial information relating to Tesaro as well as certain financial forecasts and other information and data relating to Tesaro which were provided to or discussed with us by the management of Tesaro. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Tesaro Common Stock; the historical and projected earnings and other operating data of Tesaro; and the capitalization and financial condition of Tesaro. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Tesaro. In connection with our engagement and at the direction of Tesaro, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Tesaro. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Tesaro that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Tesaro provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Tesaro that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tesaro as to the future financial performance of Tesaro.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Tesaro or the Transaction. Representatives of Tesaro have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tesaro nor have we made any physical inspection of the properties or assets of Tesaro. Our opinion does not address the underlying business decision of Tesaro to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Tesaro or the effect of any other transaction in which Tesaro might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Tesaro in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Tesaro and GSK unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the past two years, having acted or acting (i) as a lead bookrunner for follow-on offerings of Tesaro and as a financial advisor providing markets and securities services to Tesaro, and (ii) as financial advisor in strategic transactions to GSK, including in connection with the acquisition of the remaining stake held by Novartis in their Consumer Healthcare Joint Venture, placement agent for GSK on a sale of equity that it owned of a third party, joint bookrunner for an unsecured note offering of GSK, underwriter, bookrunner, mandated lead arranger and facility agent under a committed facilities agreement of GSK, corporate broker providing market feedback and strategic advice to GSK, and as a financial advisor providing markets and securities services, treasury and trade solution services and corporate portfolio management services to GSK. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Tesaro and GSK for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Tesaro, GSK and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Tesaro in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Tesaro Common Stock (other than GSK and its affiliates).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

 Annex B

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
December 2, 2018
The Board of Directors Tesaro, Inc. 100 Winter Street Waltham, MA 02451
The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the "Shares") (other than Excluded Shares, as defined below), of Tesaro, Inc. a Delaware corporation (the "Company"), of the $75.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") by and among GlaxoSmithKline plc, a public limited company organized under the laws of the United Kingdom ("Parent"), Adriatic Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the "Tender Offer") at a price of $75.00 per Share, net to the holder in cash without interest, subject to any withholding taxes required by applicable law, for each Share accepted and (ii) that, as soon as practicable following the consummation of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than any (i) Shares owned by Parent, Purchaser, the Company (as treasury stock) or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares held by holders who have perfected a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, Parent or Purchaser, "Excluded Shares")) will be converted into the right to receive $75.00 per Share in cash, without interest, (the $75.00 per Share consideration to be paid in the Tender Offer and the Merger, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In

The Board of Directors
Tesaro, Inc.
December 2, 2018

addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 2, 2018 (the "Draft Agreement"); (ii) a draft of the Tender and Support Agreements dated December 2, 2018 proposed to be entered into among Parent, Purchaser and certain stockholders of the Company; (iii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

The Board of Directors
Tesaro, Inc.
December 2, 2018

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors

The Board of Directors
Tesaro, Inc.
December 2, 2018

or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

 Annex C

§ 262 Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h) (6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, §12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17.)

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex A
  Annex B
  Annex C